Form 10-K, Exhibit 13
period 1994-12-31
CALIFORNIA WATER SERVICE CO
filed 1995-03-28
CIK 16422

EXHIBIT XIII

SERVICE AREAS AND CUSTOMERS

A map of State of California indicating the twenty districts in which the company operates is included on this page.

SAN FRANCISCO BAY AREA
 Mid-Peninsula (San Mateo and San Carlos)                    35,300
 South San Francisco (including Colma and Broadmoor)         15,300
 Bear Gulch (including Menlo Park, Atherton,
 Woodside and Portola Valley)                                17,100
 Los Altos (including Los Altos and portions of Cupertino,
  Los Altos Hills, Mountain View and Sunnyvale)              17,800
 Livermore                                                   14,900
                                                            100,400

SACRAMENTO VALLEY
 Chico (including Hamilton City)                             20,700
 Oroville                                                     3,500
 Marysville                                                   3,800
 Dixon                                                        2,700
 Willows                                                      2,200
                                                             32,900
SALINAS VALLEY
 Salinas                                                     23,000
 King City                                                    1,900
                                                             24,900
SAN JOAQUIN VALLEY
 Bakersfield                                                 54,400
 Stockton                                                    40,800
 Visalia                                                     26,200
 Selma                                                        4,600
                                                            126,000
LOS ANGELES AREA
 East Los Angeles (including portions of
  City of Commerce and Montebello                            26,400
 Hermosa Beach and Redondo Beach
  (including a portion of Torrance)                          24,800
 Palos Verdes (including Palos Verdes Estates, Rancho
  Palos Verdes, Rolling Hills Estates and Rolling Hills)     23,400
 Westlake (a portion of Thousand Oaks)                        6,700
                                                             81,300
                                                            365,500

NEW BUSINESS DEVELOPMENT

New business activity improved somewhat over 1993. New residential and commercial services added through installation of new mains totaled 2,018, up approximately 21 percent from last year.
Nine districts showed an increase in new business activity above the figures posted in 1993. The Visalia district was by far the growth leader for the Company in 1994. This district increased its activity by nearly 75 percent over the already high level of activity experienced in 1993. This year, Visalia accounted for nearly one-third of the Company's total new business growth. Net refundable advances and contributions received from developers in 1994 were $8,800,000 compared with $8,400,000 received in 1993.
The Company, in cooperation with San Mateo County and a local homeowners association, is acquiring Palomar Park County Water District #3. Palomar Park, containing about 200 customers, will be a welcome addition to our Mid-Peninsula district.
The Company has entered into a number of contracts to include municipal utility bills on customers' monthly water bills. Agreement was reached with the City of Willows and the City of King to bill city residents for sewer charges. In Visalia, we were awarded a similar contract for sewer and refuse billing services. These contracts are a promising area of growth for the Company. We will continue to seek these opportunities where they arise. Agreements were signed with the Central and West Basin Municipal Water Districts in Los Angeles for the operation and maintenance of their recycled water distribution systems. As with billing contracts, the Company is quickly developing expertise in the operation of recycled water distribution systems, and is now involved with three such systems. As California's growing population continues to exert pressure on the state's water supply, so too grows the use of recycled water for non-potable uses such as municipal irrigation and industrial processes. The Company believes this sector is a promising growth area.

RATES AND REGULATION

The California Public Utilities Commission requires that rates for each district be determined independently. Each year, the Company files general rate increase applications for approximately one-third of its operating districts. The Commission attempts to resolve these within eight months of acceptance. Offset rate adjustments are also allowed for changes in purchased water, power costs and pump taxes.
During 1994, general rate increase applications were filed with the Commission requesting rate relief of $3,023,000 in six districts representing 15 percent of the Company's customer base. The applications requested a rate of return on common equity of 12 percent. However, the Commission staff has recommended a rate of return of 10.9 percent. Public hearings for these cases were completed in early February 1995, the Commission's decision is expected in mid-May. Step increases authorized in previous rate decisions for 15 districts totaling approximately $2,102,000 became effective in January 1995.
In July 1994, the Commission issued a decision on general rate cases filed in July 1993, for three districts representing 13 percent of customer base, resulting in $540,000 in additional revenue and yielding a return on common equity of 10.2 percent.
The Commission issued its long awaited decision in its investigation of the financial and operational risks for water utilities. While the Commission concluded that no fundamental change in its ratemaking procedures is necessary, it authorized water utilities to accrue interest on balancing and memorandum accounts. Additionally, the decision allows water utilities to request prospective recovery for unanticipated Safe Drinking Water Act compliance costs.
Effective March 14, 1994, the Commission closed all voluntary conservation memorandum accounts. The Company is seeking to transfer $1,748,000 in lost revenue and conservation expenses from the drought memorandum accounts to its expense balancing accounts. These amounts would be recoverable through the Commission's offset procedures which allow surcharges to amortize account balances.
Offset rate increases of $1,944,000 and $2,327,000 were authorized during the year for water production cost increases and balancing account undercollections, respectively. Additionally, the Commission approved rate increases of $292,000 to recover increased costs from the 1993 general office renovation; $87,000 for a new water tank in the South San Francisco district; and $215,000 for post-retirement benefits other than pensions. This latter expense was a result of accounting changes mandated by Statement of Financial Accounting Standards No. 106.

WATER QUALITY AND ENVIRONMENTAL AFFAIRS

The trends of the past few years continued in 1994. Increasing numbers of stringent federal and state water quality regulations require increased monitoring and analysis of all sources and distribution systems. Particular effort was devoted to preparation of reports in compliance with the second phase of the United States Environmental Protection Agency's lead and copper rule. Changes in the federal Safe Drinking Water Act which would have brought treatment costs in line with the actual health threat posed by contaminants were not adopted by Congress in 1994.
Meanwhile, the Company continued to upgrade its treatment capabilities to ensure compliance with all regulations now and in the future. These upgrades include the installation of:
~ Chlorinators on all wells to ensure compliance with bacteriological regulations.
~ An innovative granular activated carbon system in Bakersfield for removal of hydrogen sulfide taste and odor.
~ Our third treatment system in Chico for the removal of volatile organic compounds (VOCs). We also agreed to operate a granular activated carbon system for the removal of VOCs installed by the State Environmental Protection Agency.
In other environmental areas, the Company continues to maintain an aggressive employee training program in recycling, hazardous materials management, and hazardous waste management. The training program is an essential part of ensuring that all operations are conducted in accordance with good environmental practice, and in compliance with all applicable environmental laws, regulations and rules.

WATER SUPPLY

The 1993-94 water season was California's fourth driest year on record, leading the Department of Water Resources to declare a 'drought watch' in May. But these fears began to be allayed as early as November 1994 when a seemingly endless series of storms began pouring rain and snow throughout the state's watersheds.
By late January 1995, cumulative average Sierra snowpack was at 175 percent of normal; storage in the state's 155 reservoirs was at more than 90 percent of average and the drought watch was cancelled. These promising figures guarantee 100 percent of state water project deliveries will be made in 1995.
Substantial water reserves remain in the groundwater aquifers that supply Company districts served by well water. While recovery from drought-related depletion of these reserves was interrupted by drier than normal conditions in 1994, the mean groundwater levels in these districts were stable. In addition, districts located in regions with existing groundwater management mechanisms showed noticeable improvements in storage. Regional groundwater management planning is receiving greater attention throughout the state as its importance as a tool for addressing long-term water supply concerns is realized. The passage of legislation that enables management of this resource by existing local government agencies further stimulated this attention. Despite the promise of an abundant water year, California is expected to have long-term water supply problems. To compensate for this trend, the Company continues to promote water conservation programs initiated during the drought on a district-by-district basis outlined in our water management plans and as permitted by the California Public Utilities Commission.
Significant developments affecting future water supply occurred in several of our districts. On August 16, 1994, the State Water Resources Control Board (SWRCB) informed the Monterey County Board of Supervisors that it was initiating an investigation into the groundwater supply issues in the Salinas Valley. This is a prelude to a possible adjudication of the groundwater basin by the SWRCB should Monterey County fail to develop short- and long-term solutions to the nitrate contamination and saltwater intrusion threatening the aquifers. In a related matter, the SWRCB refused to consider a separate investigation of groundwater use in our King City district. This action will save the Company a considerable amount of litigation expenses.
In Solano County, the location of our Dixon district, the Solano County Water Agency agreed to reimburse the Company for costs it incurred as a party to the Putah Creek adjudication. This action will determine the rights to water from Putah Creek which recharges the groundwater from which our Dixon district derives its water supply.

TEN YEAR FINANCIAL REVIEW
(Dollars in thousands except common share and other data)
                                             1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
SUMMARY OF OPERATIONS
Operating revenue
 Residential                              $114,751 $111,526 $101,842  $87,560  $90,178  $84,295  $81,404  $82,254  $79,131  $75,508
 Business                                   27,023   25,247   23,670   20,759   20,910   19,870   19,480   19,986   19,095   17,847
 Industrial                                  5,478    5,123    4,925    4,490    5,146    5,166    4,754    4,361    4,539    4,636
 Public authorities                          7,995    7,396    6,892    5,734    6,412    6,225    6,232    6,491    6,285    6,118
 Other                                       2,024    2,424    2,476    8,633    1,741    1,932    1,885      693    1,385    1,382
 TOTAL OPERATING REVENUE                   157,271  151,716  139,805  127,176  124,387  117,488  113,755  113,785  110,435  105,491
Operating expenses                         131,766  123,861  116,031  102,855  101,017   95,150   91,265   90,587   87,788   83,722
Interest expense, other income and
expenses, net                               11,097   12,354   11,245   10,393    9,004    8,566    8,416    8,026    8,808    9,115
Net income                                 $14,408  $15,501  $12,529  $13,928  $14,366  $13,772  $14,074  $15,172* $13,839  $12,654

COMMON SHARE DATA
Earnings per share                           $2.44    $2.70    $2.18    $2.42    $2.50    $2.40    $2.45    $2.63*   $2.40    $2.21
Dividends paid                                1.98     1.92     1.86     1.80     1.74     1.68     1.60     1.48     1.40     1.30
DIVIDEND PAYOUT RATIO                          81%      71%      85%      74%      70%      70%      65%      49%      58%      59%
Book value at year-end                      $23.12   $21.80   $21.02   $20.70   $20.08   $19.32   $18.59   $17.72   $16.11   $15.03
Market price at year-end                     32.00    40.00    33.00    28.00    26.75    28.00    25.50    30.00   26.625   22.625
Common shares outstanding at year-end
  (in thousands)                             6,247    5,689    5,689    5,689    5,689    5,689    5,672    5,636    5,607    5,576
Return on common shareholders equity         10.6%    12.4%    10.4%    11.7%    12.4%    12.4%    13.2%    14.8%    14.9%    14.7%
Bond interest coverage                         3.2      3.2      2.9      3.2      3.6      3.4      3.8      4.3      3.9      3.5

BALANCE SHEET DATA
Net utility plant                         $407,895 $391,703 $374,613 $349,937 $325,409 $307,802 $289,363 $273,619 $262,216 $246,467
Utility plant expenditures                  28,275   28,829   35,188   34,459   26,861   27,277   23,994   19,511   22,710   16,469
Advances for construction                   92,190   90,812   89,127   84,424   77,202   69,016   59,145   54,887   50,907   45,790
Capitalization:
Common shareholders equity                 144,447  123,999  119,574  117,779  114,244  109,929  105,435   99,897   90,336   83,818
Preferred stock                              3,475    3,475    3,475    3,475    3,475    3,475    3,475    5,783    5,909    6,031
First mortgage bonds                       128,944  129,608  122,069  103,505  104,905   86,012   86,959   73,930   77,056   84,009
Total capitalization                       276,866  257,082  245,118  224,759  222,624  199,416  195,869  179,610  173,301  173,858
Capitalization ratios:
Common shareholders equity                   52.2%    48.2%    48.8%    52.4%    51.3%    55.1%    53.8%    55.6%    52.1%    48.2%
Preferred stock                               1.3%     1.4%     1.4%     1.5%     1.6%     1.8%     1.8%     3.2%     3.4%     3.5%
First mortgage bonds                         46.5%    50.4%    49.8%    46.1%    47.1%    43.1%    44.4%    41.2%    44.5%    48.3%

OTHER DATA
Water production (million gallons)
Wells                                       50,325   47,205   52,000   48,930   51,329   51,350   48,828   48,097   45,222   43,589
Purchased                                   49,300   48,089   40,426   36,686   45,595   45,978   48,254   50,744   50,782   50,328
Total water production                      99,625   95,294   92,426   85,616   96,924   97,328   97,082   98,841   96,004   93,917
Customers
Metered                                    286,700  282,100  278,700  275,200  272,100  269,200  267,000  261,000  258,600  256,000
Flat rate                                   78,800   80,800   82,000   82,400   81,200   79,400   77,800   76,800   75,600   74,300
Total customers at year-end                365,500  362,900  360,700  357,600  353,300  348,600  344,800  337,800  334,200  330,300
New customers added                          2,600    2,200    3,100    4,300    4,700    3,800    7,000    3,600    3,900    4,200
Revenue per customer                          $430     $418     $388     $356     $352     $337     $330     $337     $330     $319
Utility plant per customer                  $1,530   $1,469   $1,406   $1,327   $1,251   $1,198   $1,140   $1,098   $1,058   $1,007
Employees at year-end                          624      614      610      593      581      565      550      534      528      525

* Net income excludes $2,196 for a change in accounting for unbilled revenue;$.39 is excluded from earnings per share.
Common share data is adjusted to reflect the 2-for-1 stock split effective October 1987.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

California Water Service Company is a public utility supplying water service through 20 separate water systems to 365,500 customers living in 38 California communities. These systems, or districts, are located throughout the state as shown in the tabulation on page 4.
The Company's rates and operations are regulated by the California Public Utilities Commission (Commission) with the rates for each district determined separately. A detailed discussion of Rates and Regulation begins on page 11 of this report.
The six-year drought in California which required water rationing in a number of the Company's districts was declared officially ended after near-record precipitation in the first three months of 1993. A detailed discussion of Water Supply begins on page 14 of this report.

RESULTS OF OPERATIONS

EARNINGS AND DIVIDENDS
The Company's earnings per share for 1994 were $2.44, compared with $2.70 in 1993 and $2.18 in 1992. Net income was $14,408,000 in 1994 compared with $15,501,000 in 1993 and $12,529,000 in 1992. Earnings and revenue in 1992 were impacted by mandatory water rationing in some Company districts and water conservation in all districts.
In January 1994, the Board of Directors increased the dividend rate for the twenty-seventh consecutive year. The annual rate paid in 1994 was $1.98 per share, an increase of 3.1% compared with the 1993 dividend of $1.92 per share, which represented an increase of 3.2% over the 1992 dividend of $1.86 per share. The increased dividends were based on projections that the higher dividend could be sustained while still providing the Company with adequate financial flexibility. The dividend payout ratio was 81% in 1994 compared with 71% in 1993 and 85% in 1992, an average of 79% for the three-year period. Earnings not paid as dividends are reinvested in the Company.

OPERATING REVENUE
Operating revenue was a record $157.3 million in 1994, compared with $151.7 million in 1993 and $139.8 million in 1992. The increase was $5.6 million, or 4% over 1993. Step and general rate increases accounted for $4.1 million of added revenue. Offset rate adjustments, primarily for purchased water and pump tax cost increases, added $2.7 million. Average water consumption per customer increased 4%, adding $2.4 million to revenue. During 1993, $2.9 million of rationing loss recoveries were recorded, and as authorized by the Commission, conservation penalties totaling $1.6 million were transferred to revenue to offset undercollections in expense balancing accounts. Since there were no similar revenue sources in 1994, revenue decreased by $4.5 million. Sales to 2,600 new customers accounted for $0.9 million in additional revenue.

In 1993, operating revenue increased $11.9 million, or 9% from 1992. Step and general rate increases accounted for $2.7 million of added revenue. Offset rate adjustments, primarily for purchased water and pump tax rate increases, added $7.3 million. Average water consumption per customer increased 3%, adding $2.3 million to revenue. However, rationing loss recoveries declined $1.2 million from 1992 due to the ending of rationing. Sales to 2,200 new customers accounted for $0.8 million in additional revenue.
In 1992, operating revenue increased $12.6 million from 1991. Step and general rate increases accounted for $3.4 million of added revenue. Offset rate adjustments, primarily for purchased water and pump tax cost increases, added $7.0 million. Average water consumption per customer increased 6%, adding $3.9 million to revenue. The discontinuance of mandatory rationing in four districts in April 1992 helped account for higher water consumption. However, this also resulted in lower rationing loss recoveries of $4.0 million compared with $6.9 million in 1991. Sales to 3,100 new customers accounted for $1.2 million in additional revenue.

OPERATING AND INTEREST EXPENSES
Operating expenses in 1994 increased $7.9 million compared with increases of $7.8 million in 1993 and $13.2 million in 1992.
Purchased water expense continued to be the largest component of operating expense at $42.8 million, an increase of $4.4 million. This was attributable to a 3% increase in water purchases to 49 billion gallons and to wholesale water suppliers' rate increases. Total water production, including well production and surface supplies was up 5% from 1993 to 100 billion gallons. Total cost of water production, including purchased water, purchased power and pump taxes, was $58.3 million in 1994, $52.9 million in 1993, and $50.2 million in 1992. Commission regulatory procedures allow offset rate adjustments for changes in these costs through use of balancing accounts. However, there was a delay in recovery of some cost increases as discussed under the caption
Rates and Regulation on page 11.
Employee payroll and benefits charged to operations and maintenance expense was $28.0 million in 1994 compared with $26.2 million in 1993 and $24.8 million in 1992. The increases in payroll and benefits is attributable to wage increases and additional employees. At year-end 1994, 1993 and 1992 there were 624, 614 and 610 employees, respectively.
Income taxes were $9.6 million in 1994, $10.6 million in 1993, and $8.2 million in 1992. The changes in taxes are due to variations in taxable income and the increase in the Federal tax rate to 35% from 34% effective in 1993.
Interest on first mortgage bonds decreased $1.4 million in 1994 due to the bond refinancing program completed at lower interest rates in 1993. In 1993, bond interest expense increased $1.5 million over 1992 due to the sale of $20 million new bonds in November 1992 and the sale of additional new bonds in 1993. Bond financing is discussed under the caption Liquidity and Capital Resources. Interest on short-term bank borrowings in 1994 increased $.2 million due to increased borrowings at higher interest rates than in the prior year. The increase in 1993 bond interest was partially offset by a $.3 million reduction in interest on short-term debt due to reduced borrowings. Bond interest coverage before income taxes was 3.2 in 1994 and 1993, and 2.9 in 1992.

OTHER INCOME
Other income increased to $.4 million in 1994. Other income in 1993 was $.3 million and $.2 million in 1992. Other income is derived from management contracts under which the Company operates three municipally owned water systems, agreements for operation of two reclaimed water systems, billing services provided to various cities, interest on short-term investments and other non-utility sources. The Company intends to continue to pursue opportunities to expand these revenue sources.

ACCOUNTING STANDARDS
The Financial Accounting Standards Board issued three new statements which affected the financial statements in 1993 or 1992. These are Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", Statement No. 107 "Disclosures About Fair Value of Financial Instruments", and Statement No. 109 "Accounting for Income Taxes". The effect of these statements is discussed in Notes to Financial Statements: Note 5-Income Taxes; Note 6-Employee Benefit Plans; and Note 7-Fair Value of Financial Instruments.


LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY
The Company's liquidity is primarily provided by cash generated from operations and the utilization of a short-term bank line of credit of $30 million as described in Note 3 to the financial statements. The credit line was temporarily increased to $40 million during the bond refinancing periods in May and November 1993 to allow for short-term cash requirements between the calling of bonds and the issuance of new bonds.
The sale of 550,000 common shares was completed in September 1994 at an offer price of $33.375. Proceeds of $17.4 million, net of underwriters' commissions and issuance costs, were used to repay $15.5 million of short-term bank borrowings which had been incurred to fund the 1994 construction program and for temporary working capital requirements. The Company's regular practice has been to purchase shares for the dividend reinvestment plan in the market, however, for the first quarter 1994 dividend, 8,280 new common shares were issued under the reinvestment plan.
A major refinancing program was completed in 1993. Eight series of bonds in he principal amount of $49,593,000 and bearing coupons ranging from 8.6% to 12-7/8% were called prior to maturity using a portion of the proceeds from the sale of three $20 million dollar bond issues. Series EE 7.9% first mortgage bonds were issued in June 1993, Series FF 6.95% bonds were issued in October 1993 and Series GG 6.98% bonds were issued in November 1993. Interest savings from the refunding was approximately $1.9 million annually. Standard & Poor's and Moody's maintained their bond ratings of AA- and Aa3 respectively on the new Series GG bond issue. Capital requirements consist primarily of new construction expenditures for expanding and replacing the Company's utility plant facilities. They also include refunds of advances for construction and retirement of bonds.

CAPITAL REQUIREMENTS
During 1994, utility plant expenditures totaled $28.3 million including $20.8 million covered by Company funding and $7.5 million received from developers through refundable advances and contributions in aid of construction. Company funded expenditures were in the following areas: wells, pumping and water treatment equipment, and storage facilities, $5.7 million; distribution systems, $8.0 million; services and meters, $4.7 million; equipment, $2.4 million. Company projects were funded through cash generated from operations, the use of the short-term line of credit and the proceeds from the common stock offering.
The 1995 Company construction program has been authorized by the Directors for $20.7 million. Expenditures are expected to be in the following areas: wells, pumping and water treatment equipment, and storage facilities, $4.6 million; distribution systems, $7.4 million; services and meters, $6.0 million; and equipment, $2.7 million. The funds for this program are expected to be provided by cash from operations and a new bond issue. New subdivision construction will be financed generally by developers' refundable advances and contributions. Company funded construction budgets over the next five years are projected to total $110 million.

CAPITAL STRUCTURE
The Company's total capitalization at December 31, 1994 and 1993 was $276.9 million and $257.1 million, respectively. Capital ratios were:

                                                1994    1993

Common shareholders' equity                     52.2%   48.2%
Preferred stock                                  1.3%    1.4%
Long-term debt                                  46.5%   50.4%

The increase in the common equity percentage from 1993 to 1994 and the corresponding decrease in the long-term debt percentage were primarily caused by the common stock offering, completed in September 1994.
The return on year-end common equity was 10.6% compared with 12.4% in 1993 and 10.4% in 1992.



BALANCE SHEET


December 31,                                            1994           1993
(In thousands)

ASSETS

UTILITY PLANT:
Land                                               $   6,904      $   6,742
Depreciable plant and equipment                      549,044        522,614
Construction work in progress                          2,589          3,466
Intangible assets                                        643            391
Total utility plant                                  559,180        533,213
Less depreciation                                    151,285        141,510
Net utility plant                                    407,895        391,703

CURRENT ASSETS:
Cash and cash equivalents                              1,301          1,461
Accounts receivable:
Customers                                              9,121          8,984
Other                                                  4,040          1,851
Unbilled revenue                                       5,992          7,548
Materials and supplies at average cost                 3,018          2,853
Taxes and other prepaid expenses                       3,927          3,716
Total current assets                                  27,399         26,413

OTHER ASSETS:
Regulatory assets                                     24,135         23,404
Unamortized debt premium
and expense                                            4,247          4,467
Other                                                    552            632
Total other assets                                    28,934         28,503
                                                    $464,228       $446,619

See accompanying notes to financial statements.


                                 56


                                                       1994           1993

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
Common stock                                      $  42,800       $  25,059
Retained earnings                                   101,647          98,940
Total common shareholders' equity                   144,447         123,999
Preferred stock without mandatory
redemption provision                                  3,475           3,475
First mortgage bonds                                128,944         129,608
Total capitalization                                276,866         257,082

CURRENT LIABILITIES:
Short-term borrowings                                 7,000          15,000
Accounts payable                                     12,231          11,234
Accrued taxes                                         2,561           2,810
Accrued interest                                      1,788           1,788
Other accrued liabilities                             6,548           7,124
Total current liabilities                            30,128          37,956

Unamortized investment tax credits                    3,265           3,341

Deferred income taxes                                12,445          11,045

Regulatory liabilities                               11,467          11,467

Advances for construction                            92,190          90,812

Contributions in aid of construction                 37,867          34,916
                                                   $464,228        $446,619


STATEMENT OF INCOME


For the years ended December 31,                  1994        1993       1992
(In thousands, except per share data)


Operating revenue                             $157,271    $151,716   $139,805
Operating expenses:
Operations:
Purchased water                                 42,812      38,454     33,065
Purchased power                                 12,641      11,852     12,766
Pump taxes                                       2,859       2,601      4,370
Administrative and general                      18,210      16,910     16,349
Other                                           20,405      19,718     19,051
Maintenance                                      7,855       7,250      6,965
Depreciation                                    10,958      10,304      9,412
Income taxes                                     9,600      10,600      8,250
Property and other taxes                         6,426       6,172      5,803
Total operating expenses                       131,766     123,861    116,031
Net operating income                            25,505      27,855     23,774
Other income and expenses, net                     287         273        169
Income before interest expense                  25,792      28,128    	23,943
Interest expense:
Bond interest                                   10,557      11,992     10,443
Other interest                                     827         635        971
Total interest expense                          11,384      12,627     11,414
Net income                                    $ 14,408    $ 15,501   $ 12,529

Earnings per share of
common stock                                  $   2.44    $   2.70   $   2.18
Average number of common
shares outstanding                               5,838       5,689      5,689


See accompanying notes to financial statements.

STATEMENT OF COMMON SHAREHOLDERS' EQUITY


                                      COMMON
For the years ended December 31,      SHARES     COMMON   RETAINED
(In thousands, except shares)    OUTSTANDING      STOCK   EARNINGS      TOTAL

Balance at December 31, 1991       5,688,754   $ 25,059   $ 92,720   $117,779
Net income                                                  12,529     12,529
Dividends paid:
preferred stock                                                153        153
common stock                                                10,581     10,581
Total dividends paid                                        10,734     10,734
Income reinvested in business                                1,795      1,795
Balance at December 31, 1992       5,688,754      25,059    94,515    119,574

Net income                                                  15,501     15,501
Dividends paid:
preferred stock                                                153        153
common stock                                                10,923     10,923
Total dividends paid                                        11,076     11,076
Income reinvested in business                                4,425      4,425
Balance at December 31, 1993       5,688,754      25,059    98,940    123,999

Net income                                                  14,408     14,408
Dividends paid:
preferred stock                                                153        153
common stock                                                11,548     11,548
Total dividends paid                                        11,701     11,701
Income reinvested in business                                2,707      2,707
Dividend reinvestment shares issued    8,280         304                  304
Issuance of common stock, net        550,000      17,437               17,437
Balance at December 31, 1994       6,247,034   $  42,800  $101,647   $144,447


See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS


For the years ended December 31,                   1994       1993       1992
(In thousands)

Operating activities:
Net income                                     $ 14,408   $ 15,501   $ 12,529
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation                                     10,958     10,304      9,412
Deferred income taxes and investment tax
credits, net                                      1,324     12,355       (821)
Regulatory assets and liabilities, net             (731)   (11,937)         0
Changes in operating assets and liabilities:
Accounts receivable                              (2,326)       908     (2,633)
Unbilled revenue                                  1,556       (804)       842
Accounts payable                                    997      2,124      1,218
Other current liabilities                          (825)    (1,338)     1,084
Other changes, net                                  130        247        645
Net adjustments                                  11,083     11,859      9,747
Net cash provided by operating activities        25,491     27,360     22,276

Investing activities:
Utility plant expenditures                      (28,275)   (28,829)   (35,188)

Financing activities:
Net short-term borrowings                        (8,000)     3,500     (2,500)
Proceeds from issuance of common stock, net      17,741          0          0
Proceeds from sale of first mortgage bonds            0     60,000     20,000
Advances for construction                         4,980      5,024      8,187
Refunds of advances for construction             (3,565)    (3,428)    (3,443)
Contributions in aid of construction              3,833      3,402      3,446
Retirements of first mortgage bonds
including premiums                                 (664)   (55,391)   	(1,458)
Dividends paid                                  (11,701)   (11,076)   (10,734)
Net cash provided by financing activities         2,624      2,031     13,498
Change in cash and cash equivalents                (160)       562        586
Cash and cash equivalents at beginning of year    1,461        899        313
Cash and cash equivalents at end of year         $1,301     $1,461       $899


Supplemental disclosures of
cash flow information

Cash paid during the year for:
Interest (net of amounts capitalized)          $ 11,165   $ 12,763   $ 11,042
Income taxes                                   $ 10,950   $  9,188   $ 11,384


See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Company are maintained in accordance with the uniform system of accounts prescribed by the California Public Utilities Commission (Commission). Certain prior years' amounts have been reclassified, where necessary, to conform to the current presentation.

REVENUE
Revenue consists of monthly cycle customer billings for water service at rates authorized by the Commission. Revenue from metered accounts includes unbilled amounts based on the estimated usage from the latest meter reading to the end of the accounting period. Flat rate accounts, which are billed at the beginning of the service period are included in revenue on a pro rata basis for the portion applicable to the current accounting period.
In October 1991 the Commission issued a decision on its investigation into the effects of the drought on water utilities which permitted the Company to recover revenue lost through water conservation as recorded in memorandum accounts.
During 1992, $4,087,000 of revenue lost due to water conservation was recorded as revenue and accrued in unbilled revenue. Of that amount, $2,355,000 was recovered through customer surcharges and penalty charge transfers collected from customers who had exceeded their monthly allotments. As of December 31, 1992, a total of $2,151,000 of revenue lost due to water conservation was included in unbilled revenue.
In 1993, $2,904,000 was recorded as lost water conservation revenue and accrued in unbilled revenue, while $2,631,000 was recovered through customer surcharges and penalty charge transfers. As of December 31, 1993, $2,424,000 of lost water conservation revenue was included in unbilled revenue.
In 1994, $32,000 was recorded as lost water conservation revenue and accrued in unbilled revenue, while $1,445,000 was recovered through customer surcharges and penalty charge transfers. As of December 31, 1994, $1,011,000 of lost water conservation revenue remains in unbilled revenue.


UTILITY PLANT
Utility plant is carried at original cost when first constructed or purchased, except for certain minor units of property recorded at estimated fair values at dates of acquisition. Costs of depreciable plant retired are eliminated from utility plant accounts and such costs are charged against accumulated depreciation. Maintenance of utility plant, other than transportation equipment, is charged to operation expenses. Maintenance and depreciation of transportation equipment are charged to a clearing account and subsequently distributed, primarily to operations. Interest is capitalized on plant expenditures during the construction period and amounted to $195,000 in 1994, $141,000 in 1993, and $523,000 in 1992.
Intangible assets arising during the period of initial development of the Company and those acquired as parts of water systems purchased are stated at amounts as prescribed by the Commission. All other intangibles have been recorded at cost.

BOND PREMIUM, DISCOUNT AND EXPENSE
The discount and expense on first mortgage bonds is being amortized over the original lives of the related bond issues. Premiums paid on the early redemption of bonds and unamortized original issue discount and expense of those bonds are amortized over the life of new bonds issued in conjunction with the early redemption.

CASH EQUIVALENTS
Cash equivalents include highly liquid investments, primarily a money market mutual fund, stated at cost with original maturities of three months or less. As of December 31, 1994, and 1993, cash equivalents were $124,000 and $135,000, respectively.

DEPRECIATION
Depreciation of utility plant for financial statement purposes is computed on the straight-line remaining life method at rates based on the estimated useful lives of the assets. The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances was 2.4% in 1994 and 1993 and 2.3% in 1992. For income tax purposes, the Company computes depreciation using the accelerated methods allowed by the respective taxing authorities.

ADVANCES FOR CONSTRUCTION
Advances for construction of water main extensions are primarily refundable to depositors over a 20-year or 40-year period. Refund amounts under the 20-year contracts are based on annual revenues from the extensions. Unrefunded balances at the end of the contract period are credited to Contributions in Aid of Construction and are no longer refundable. Contracts entered into since 1982 provide for full refunds at a 2.5% rate per year for 40 years. Estimated refunds for 1995 for all water main extension contracts are $3,800,000.

INCOME TAXES
Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the asset and liability method. Under SFAS 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Measurement of the deferred tax assets and liabilities is at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
Due to the implementation of SFAS 109 as of January 1, 1993, the Company recorded an increase in both net regulatory assets and net deferred income taxes of $9,905,000. There was no impact on the results of operations. It is anticipated that future rate action by the Commission will reflect revenue requirements for the tax effects of temporary differences recognized under SFAS 109 which have previously been flowed through to customers.

Prior to 1993, the provision for income taxes was based on income and expenses included in the Statement of Income as prescribed by APB Opinion 11. In accordance with Commission requirements, deferred taxes were not provided for items flowed through for rate-making and accounting purposes. Flow through items included excess state tax depreciation and excess federal depreciation on assets placed in service prior to 1981. Prior year amounts have not been restated to apply the provisions of SFAS 109.
The Commission has granted the Company customer rate increases to reflect the normalization of the tax benefits of the federal accelerated methods and available investment tax credits (ITC) for all assets placed in service since 1980. ITC are deferred and amortized over the lives of the related properties. Advances for Construction and Contributions in Aid of Construction received from developers subsequent to 1986 are taxable for federal income tax purposes and subsequent to 1991 subject to state income tax.

EARNINGS PER SHARE
Earnings per share are calculated using the weighted average number of common shares outstanding during the year after deducting dividend requirements on preferred stock.

NOTE 2 - PREFERRED AND COMMON STOCK

As of December 31, 1994, 380,000 shares of preferred stock were authorized. Dividends on outstanding shares are payable quarterly at a fixed rate before any dividends can be paid on common stock. Preferred shares are entitled to eight votes each with the right to cumulative votes at any elections of directors.
The outstanding 139,000 shares of $25 par value cumulative, 4.4% Series C preferred shares are not convertible to common stock. A premium of $243,250 would be due upon voluntary liquidation of Series C. There is no premium in the event of an involuntary liquidation.
The Company is authorized to issue 8,000,000 shares of no par value common stock. In September 1994, the Company sold 550,000 shares of common stock in a public offering with net proceeds of $17,437,000. As of December 31, 1994 and 1993, 6,247,034 and 5,688,754 shares, respectively, of common stock were issued and outstanding.

NOTE 3 - SHORT-TERM BORROWINGS

As of December 31, 1994, the Company maintained a bank line of credit which provided for unsecured borrowings of up to $30,000,000 at the prime lending rate or lower rates as quoted by the bank. The agreement does not require minimum or specific compensating balances. The following table represents borrowings under bank line of credit.

                                                    IN THOUSANDS
                                              1994      1993      1992

Maximum short-term borrowings              $21,500   $33,500   $24,500
Average amount outstanding                  13,196    11,746    17,431
Weighted average interest rate               5.40%     4.31%     4.85%
Interest rate at December 31                 7.38%     4.38%     4.48%


NOTE 4 - FIRST MORTGAGE BONDS

As of December 31, 1994 and 1993 first mortgage bonds outstanding were:

                                                 IN THOUSANDS
                                              1994            1993

Series J        4.85%   due 1995        $    2,565      $    2,581
Series K        6.25%   due 1996             2,580           2,595
Series L        6.75%   due 1997             2,164           2,177
Series P       7.875%   due 2002             2,670           2,685
Series S        8.50%   due 2003             2,685           2,700
Series BB       9.48%   due 2008            17,280          17,370
Series CC       9.86%   due 2020            19,500          19,600
Series DD       8.63%   due 2022            19,800          19,900
Series EE       7.90%   due 2023            19,900          20,000
Series FF       6.95%   due 2023            19,900          20,000
Series GG       6.98%   due 2023            19,900          20,000
                                          $128,944        $129,608

Aggregate maturities and sinking fund requirements for each of the succeeding five years 1995 through 1999 are $3,215,000, $3,197,000, $2,758,000, $620,000,
and $2,240,000, respectively. The first mortgage bonds are secured by substantially all of the Company's utility plant.

NOTE 5 - INCOME TAXES

Income tax expense consists of the following:

                                    IN THOUSANDS
                             FEDERAL     STATE      TOTAL
1994
Current                      $ 6,492   $ 2,567   $  9,059
Deferred                         908      (367)       541
Total                        $ 7,400   $ 2,200   $  9,600

1993
Current                      $ 6,800   $ 2,408   $  9,208
Deferred                       1,400        (8)     1,392
Total                        $ 8,200   $ 2,400   $ 10,600

1992
Current                      $ 3,371   $ 1,650   $  5,021
Deferred                       3,229                3,229
Total                        $ 6,600   $ 1,650   $  8,250


Income tax expense differs from the amount computed by applying the current federal tax rates of 35% in 1994 and 1993 and and 34% in 1992, to pretax book income from the amount shown in the Statement of Income. The differences are listed in the table below:

                                                        IN THOUSANDS
                                                   1994    1993    1992

Computed "expected" tax expense                $  8,401 $ 9,135 $ 7,065
Increase (reduction) in taxes due to:
State income taxes net of federal tax benefit     1,444   1,565   1,089
Investment tax credits                             (132)   (100)    (85)
Other                                              (113)            181
Total income tax                               $  9,600 $10,600 $ 8,250

The components of deferred income tax expense in 1994, 1993 and 1992 were:

                                                      IN THOUSANDS
                                             1994        1993         1992

Depreciation                             $  3,748    $  3,858     $  3,314
Developer advances and contributions       (3,536)     (3,951)
Bond redemption premiums                       75       1,333
Investment tax credits                        (90)        (72)         (85)
Other                                         344         224
Total deferred income tax expense       $     541    $  1,392     $  3,229

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented in the following table:

                                                          IN THOUSANDS
                                                       1994        1993
Deferred tax assets:
Developer deposits for extension agreements
and contributions in aid of construction            $37,359      $31,270
Federal benefit of state tax deductions               3,895        3,798
Book plant cost reduction for
future deferred ITC amortization                      1,758        1,799
Insurance loss provisions                               617          682
Total deferred tax assets                            43,629       37,549

Deferred tax liabilities:
Utility plant, principally due to
depreciation differences                             47,670       42,796
Premium on early retirement of bonds                  2,081        1,918
Miscellaneous                                         6,323        3,880
Total deferred tax liabilities                       56,074       48,594
Net deferred tax liability                          $12,445      $11,045

A valuation allowance was not required during 1994 and 1993. Based on historical taxable income and future taxable income projections over the periods in which the deferred assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

NOTE 6 - EMPLOYEE BENEFIT PLANS

PENSION PLANS
The Company provides a qualified, defined benefit, noncontributory pension plan for substantially all employees. The cost of the plan was charged to expense and utility plant. The Company makes annual contributions to fund the amounts accrued for pension cost. Plan assets are invested in pooled equity, bond and short-term investment accounts. The data below includes an unfunded, non-qualified supplemental executive retirement plan.
Net pension cost for the years ending December 31, 1994, 1993 and 1992 included the following components:

                                                      IN THOUSANDS
                                                  1994    1993    1992

Service cost-benefits earned during the period  $1,333  $1,167  $1,076
Interest cost on projected obligation            2,154   2,153   1,970
Actual loss (return) on plan assets                627  (3,672) (1,410)
Net amortization and deferral                   (2,286)  2,132    (262)
Net pension cost                                $1,828  $1,780  $1,374

The following table sets forth the plan's funded status as of December 31, 1994 and 1993:

                                                            IN THOUSANDS
                                                          1994       1993
Accumulated benefit obligation, including vested
benefits of $19,824 in 1994 and $20,719 in 1993       $(20,329)   $(21,386)
Projected benefit obligation                          $(30,246)   $(31,179)
Plan assets at fair value                               27,833      29,319
Projected benefit obligation in excess of plan assets   (2,413)     (1,860)
Unrecognized net gain                                   (3,540)     (4,556)
Prior service cost not yet recognized
in net periodic pension cost                             3,543       3,925
Remaining net transition obligation at
adoption date January 1, 1987                            2,002       2,288
Accrued pension liability recognized
in the balance sheet                                  $   (408)   $   (203)

The projected long-term rate of return on plan assets used in determining pension cost was 8.0% for the years 1994 and 1993. A discount rate of 8.0% in 1994 and 7.0% in 1993 and future compensation increases of 5.0% in 1994 and 4.75% in 1993 were used to calculate the projected benefit obligations for 1994 and 1993.

SAVINGS PLAN
The Company sponsors a 401(k) qualified, defined contribution savings plan which allows participants to contribute up to 15% of pre-tax compensation.
The Company matches fifty cents for each dollar contributed by the employee up to a maximum Company match of 3% of the employees' compensation. Company contributions were $678,000, $606,000 and $561,000 for the years 1994, 1993, and 1992, respectively.

OTHER POSTRETIREMENT PLANS
The Company provides substantially all active employees medical, dental and vision benefits through a self-insured plan. Employees retiring at or after age 58 with 10 or more years of service are offered, along with their spouses and dependents, continued participation in the plan. Prior to 1993 the Company's share of the costs of this plan were recorded as expense as they were paid. Retired employees are also provided with a $5,000 life insurance benefit.
In 1993 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the costs of postretirement benefits be accrued during the employees' years of active service. The Commission has issued a decision which authorizes rate recovery of tax deductible funding for postretirement benefits and permits recording of a regulatory asset for the portion of costs that will be recoverable in future rates.
Net postretirement benefit cost for the years ending December 31, 1994 and 1993 included the following components:

                                                              IN THOUSANDS
                                                             1994     1993

Service cost  - benefits earned                              $120    $  85
Interest cost on accumulated postretirement benefit
  obligation                                                  326      384
Actual return on plan assets                                  (4)
Net amortization of transition obligation                     228      248
Net periodic postretirement benefit cost                     $670     $717

Postretirement benefit expense recorded in 1994 and 1993 was $481,000 and $480,000, respectively. The remaining $426,000 which is recoverable through future customer rates, was recorded as a regulatory asset. The Company intends to make annual contributions to the plan up to the amount deductible for tax purposes. Plan assets are invested in a balanced mutual fund, short-term money market instruments and commercial paper.
The following table sets forth the plan's funded status and the plan's accrued liability as of December 31, 1994 and 1993:

                                                          IN THOUSANDS
                                                      1994            1993
Accumulated postretirement benefit obligation:
Retirees                                           $(2,882)        $(2,850)
Other fully eligible participants                     (366)           (657)
Other active participants                           (1,150)         (1,542)
Total                                               (4,398)         (5,049)
Plan assets at fair value                              172             215
Accumulated postretirement benefit obligation
in excess of plan assets                            (4,226)         (4,834)
Unrecognized net gain                                 (668)           (119)
Remaining unrecognized transition obligation          4,468          4,716
Net postretirement benefit liability included
in current liabilities                             $   (426)      $   (237)

For 1994 measurement purposes, an 8% annual rate of increase in the per capita cost of covered benefits was assumed; the rate was assumed to decrease gradually to 5% in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $527,000 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1994, by $77,000.
The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at December 31, 1994 and 7% at December 31, 1993. The long-term rate of return on plan assets was 8% for 1994 and 1993.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For those financial instruments for which it is practicable to estimate a fair value the following methods and assumptions were used to estimate the fair value.

CASH EQUIVALENTS
The carrying amount of cash equivalents approximates fair value because of the short term maturity of the instruments.

FIRST MORTGAGE BONDS
The fair value of the Company's first mortgage bonds is estimated at $126,584,000 as of December 31,1994, and $133,415,000 as of December 31, 1993,
using a discounted cash flow analysis, based on the current rates available to the Company for debt of similar maturities.

ADVANCES FOR CONSTRUCTION
The fair value of advances for construction contracts is estimated at $21,000,000 as of December 31, 1994, and $22,000,000 as of December 31, 1993,
based on data provided by brokers.

NOTE 8 - QUARTERLY FINANCIAL AND COMMON STOCK MARKET DATA
(unaudited)

The Company's common stock has traded on the New York Stock Exchange since April 8, 1994, under the symbol "CWT". Prior to April 8, 1994, the common stock was traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol "CWTR". There were approximately
6,000 holders of common stock at December 31, 1994. Quarterly dividends have been paid on common stock for 200 consecutive quarters and the quarterly rate has been increased during each year since 1968. The 1994 and 1993 quarterly range of common stock market prices was supplied by The New York Stock Exchange since April 8, 1994, and by NASDAQ for earlier periods.

                                 68

1994
(In Thousands, except per share amounts)

                                   first      second       third      fourth

Operating revenue                $30,579     $40,147     $50,303     $36,242
Net operating income               4,164       6,892       8,730       5,719
Net income                         1,395       4,070       5,857       3,086
Earnings per share                   .24         .71        1.02         .49

Common stock market price range:

High                                  41      36-3/4          36      33-1/8
Low                               34-1/4      33-3/4      32-7/8      29-3/8

Dividends paid                   .49-1/2     .49-1/2     .49-1/2     .49-1/2


1993
                                   first      second       third      fourth

Operating revenue                $27,833     $40,504     $47,431     $35,948
Net operating income               4,116       7,747       9,377       6,615
Net income                           979       4,689       6,221       3,612
Earnings per share                   .17         .82        1.09         .62

Common stock market price range:

High                              37-1/4      36-3/4      40-1/2      41-1/4
Low                               32-1/2      32-1/4      33-1/2      37-1/2

Dividends paid                       .48         .48         .48         .48



