Form 10-K405, Exhibit 13
period 1995-12-31
CALIFORNIA WATER SERVICE CO
filed 1996-03-25
CIK 16422


Ten year financial review

(Dollars in thousands except common share and other data)
                                        1995     1994     1993     1992     1991    1990     1989      1988     1987     1986
SUMMARY OF OPERATIONS
Operating revenue
Residential                         $119,814 $114,751 $111,526 $101,842  $87,560 $90,178  $84,295  $ 81,404 $ 82,254  $79,131
Business                              28,230   27,023   25,247   23,670   20,759  20,910   19,870    19,480   19,986   19,095
Industrial                             5,836    5,478    5,123    4,925    4,490   5,146    5,166     4,754    4,361    4,539
Public authorities                     8,149    7,995    7,396    6,892    5,734   6,412    6,225     6,232    6,491    6,285
Other                                  3,057    2,024    2,424    2,476    8,633   1,741    1,932     1,885      693    1,385
Total operating revenue              165,086  157,271  151,716  139,805  127,176 124,387  117,488   113,755  113,785  110,435
Operating expenses                   139,694  131,766  123,861  116,031  102,855 101,017   95,150    91,265   90,587   87,788
Interest expense, other income
and expenses, net                     10,694   11,097   12,354   11,245   10,393   9,004    8,566     8,416    8,026    8,808
Net income                          $ 14,698 $ 14,408 $ 15,501 $ 12,529  $13,928 $14,366  $13,772   $14,074 $15,172*  $13,839

COMMON SHARE DATA
Earnings per share                  $   2.33 $   2.44 $   2.70 $   2.18  $  2.42 $  2.50  $  2.40   $  2.45 $  2.63*  $  2.40
Dividends declared                      2.04     1.98     1.92     1.86     1.80    1.74     1.68      1.60     1.48     1.40
Dividend payout ratio                    88%      81%      71%      85%      74%     70%      70%       65%      49%      58%
Cash dividend payout ratio               83%      79%      71%      85%      74%     70%      67%       59%      49%      58%
Book value                          $  23.44 $  23.12 $  21.80 $  21.02  $ 20.70 $ 20.08  $ 19.32   $ 18.59 $  17.72  $ 16.11

Market price at year-end               32.75    32.00    40.00    33.00    28.00    26.75    28.00    25.50    30.00   26.625
Common shares outstanding
at year-end (in thousands)             6,269    6,247    5,689    5,689    5,689    5,689    5,689    5,672    5,636    5,607

Return on common shareholders equity   10.2%    10.6%    12.4%    10.4%    11.7%    12.4%    12.4%    13.2%    14.8%    14.9%
Bond interest coverage                   3.2      3.2      3.2      2.9      3.2      3.6      3.4      3.8      4.3      3.9

BALANCE SHEET DATA

Net utility plant                   $422,175 $407,895 $391,703 $374,613 $349,937 $325,409 $307,802 $289,363 $273,619 $262,216
Utility plant expenditures            27,250   28,275   28,829   35,188   34,459   26,861   27,277   23,994   19,511   22,710
Advances for construction             94,100   92,190   90,812   89,127   84,424   77,202   69,016   59,145   54,887   50,907
Capitalization ratios:
Common shareholders equity             49.7%    52.2%    48.2%    48.8%    52.4%    51.3%    55.1%    53.8%    55.6%    52.1%
Preferred stock                         1.2%     1.3%     1.4%     1.4%     1.5%     1.6%     1.8%     1.8%     3.2%     3.4%
Long-term debt                         49.1%    46.5%    50.4%    49.8%    46.1%    47.1%    43.1%    44.4%    41.2%    44.5%

OTHER DATA
Water production (million gallons)
Wells                                 49,755   50,325   47,205   52,000   48,930   51,329   51,350   48,828   48,097   45,222
Purchased                             49,068   49,300   48,089   40,426   36,686   45,595   45,978   48,254   50,744   50,782
Total water production                98,823   99,625   95,294   92,426   85,616   96,924   97,328   97,082   98,841   96,004
Metered customers                    289,200  286,700  282,100  278,700  275,200  272,100  269,200  267,000  261,000  258,600
Flat rate Customers                   77,900   78,800   80,800   82,000   82,400   81,200   79,400   77,800   76,800   75,600
Customers at year-end                367,100  365,500  362,900  360,700  357,600  353,300  348,600  344,800  337,800  334,200
New customers added                    1,600    2,600    2,200    3,100    4,300    4,700    3,800    7,000    3,600    3,900
Revenue per customer                 $   450  $   430  $   418  $   388  $   356  $   352  $   337  $   330  $   337  $   330
Utility plant per customer           $ 1,592  $ 1,530  $ 1,469  $ 1,406  $ 1,327  $ 1,251  $ 1,198  $ 1,140  $ 1,098  $ 1,058
Employees at year-end                    630      624      614      610      593      581      565      550      534      528

* Net income excludes $2,196 for a change in accounting for unbilled revenue, $.39 is excluded from earnings per share.
Common share data is adjusted to reflect the 2 - for - 1 stock split effective October 1987.

Management's discussion and analysis of financial condition and results of operations


BUSINESS

California Water Service Company is a public utility supplying water service through 20 separate water systems to 367,100 customers living in 38 California communities. These systems, or districts, are located throughout the state as shown in the table on page 5. Additionally, the Company has contracts with various municipalities to operate water systems or provide billing services.

The Company's rates and operations are regulated by the California Public Utilities Commission (Commission). The Commission requires that water rates for each district be determined independently. Each summer the Company files general rate increase applications for some of its 20 districts. According to its rate case processing procedures for water utilities, the Commission attempts to issue decisions within eight months of acceptance of a general rate case filing. Commission procedures also allow offset rate adjustments for changes in water production costs through use of expense balancing accounts. A detailed discussion of Rates and Regulation begins on page 10 of this report.

The six-year drought in California which required water rationing in a number of the Company's districts was declared officially ended after near-record precipitation in the first three months of 1993. A detailed discussion of Water Supply is on page 6 of this report.


RESULTS OF OPERATIONS

Earnings and Dividends.   Net income was $14,698,000 in 1995 compared with
$14,408,000 in 1994 and $15,501,000 in 1993. Earnings per common share were $2.33 in 1995, $2.44 in 1994 and $2.70 in 1993. The weighted average number of shares outstanding in each of the three years was 6,253,000, 5,838,000 and 5,689,000, respectively. The 1995 and 1994 earnings per share amounts were affected by the sale of 550,000 common shares in September 1994.

In January 1995, the Board of Directors increased the dividend rate for the twenty-eighth consecutive year. The annual rate paid in 1995 was $2.04 per share, an increase of 3.0% compared with the 1994 dividend of $1.98 per share, which represented an increase of 3.1% over the 1993 dividend of $1.92 per share. The increased dividends were based on projections that the higher dividend could be sustained while still providing the Company with adequate financial flexibility. Earnings not paid as dividends are reinvested in the Company. The dividend payout ratio was 88% in 1995 compared with 81% in 1994 and 71% in 1993, an average of 80% for the three-year period.

Operating Revenue.   Operating revenue was a record $165.1 million in 1995,
compared with $157.3 million in 1994 and $151.7 million in 1993. The current year increase was $7.8 million, or 5% greater than 1994's revenue. Offset rate adjustments, primarily for purchased water cost increases, added
$3.8 million to revenue while general and step rate increases contributed
$2.2 million. Proceedings involving Commission actions are discussed in more detail on page 10 under the caption Rates and Regulation. Increased customer usage added $1.1 million. Average billed water consumption per customer was 286 ccf an increase of only 1 ccf for the year. Only consumption in the fourth quarter exceeded that of the prior year, the first three quarters of 1995 recorded usage was less than 1994's. The consumption pattern reflects 1995's weather. The winter was unusually wet.

Rain and cool weather continued through the spring and negatively influenced summer usage. With the exception of August, which showed a slight increase in consumption, all months through the third quarter recorded a sales decline from the prior year. Lack of rain and mild weather in the fourth quarter resulted in increased average customer usage of 14%. Sales to 1,600 new customers accounted for $0.7 million in additional revenue.

Revenue increased $5.6 million in 1994 or 4% over 1993. Step and general rate increases accounted for $4.1 million of added revenue. Offset rate adjustments, primarily for purchased water and pump tax cost increases, added $2.7 million. Average water consumption per customer increased 4%, adding $2.4 million to revenue. During 1993, $2.9 million of rationing loss recoveries were recorded, and as authorized by the Commission, conservation penalties totaling $1.6 million were transferred to revenue to offset undercollections in expense balancing accounts. Since there were no similar revenue sources in 1994, revenue decreased $4.5 million. Sales to 2,600 new customers accounted for $0.9 million in additional revenue.

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

Operating and Interest Expenses.   Operating expenses increased $7.9 million
in 1995 and in 1994 and $7.8 million in 1993.

Well production supplied 49.6% of the water delivered to all systems in 1995, 49.7% was purchased from wholesale suppliers and 0.7% came from the Company's Bear Gulch district watershed. Water production was 99 billion gallons, down 1% from 1994's 100 billion gallons. Production in 1993 was 95 billion gallons. Total cost of water production, including purchased water, purchased power and pump taxes, was $62.2 million in 1995, $58.3 million in 1994, and $52.9 million in 1993. Purchased water expense continued to be the largest component of operating expense at $46.4 million, an increase of $3.6 million. The cost increase was due primarily to wholesale suppliers' rate increases. The
Bear Gulch watershed yielded 731 million gallons which was processed through the Company's filter plant, more than four times the 1994 production. The estimated purchased water cost savings provided by the watershed was $0.5 million. Well production declined 2% in 1995, however, increases in power and pump tax rates resulted in a $0.3 million increase in these two expense categories.

Employee payroll and benefits charged to operations and maintenance expense was $29.9 million in 1995 compared with $28.0 million in 1994 and $26.2 million in 1993. The increases in payroll and benefits are generally attributable to wage increases and additional employees. At year-end 1995, 1994 and 1993 there were 630, 624 and 614 employees, respectively.

Income taxes were $9.9 million in 1995, $9.6 million in 1994, and $10.6 million in 1993. The changes in taxes are due to variations in taxable income and the increase in the federal tax rate to 35% from 34% effective in 1993.

Interest on long-term debt increased $0.4 million in 1995 due to the sale in August of $20 million of senior notes. Long-term debt interest in 1994 decreased $1.4 million due to the bond refinancing program completed at lower interest rates in 1993. In 1993, bond interest expense increased
$1.5 million because of the sale of $20 million of new bonds in November
1992 and the sale of additional new bonds in 1993. Long-term financing is discussed further under the caption Liquidity and Capital Resources.
Interest on short-term bank borrowings in 1995 decreased $0.3 million, despite higher short-term rates during 1995 compared to 1994. The reduction in the expense reflects the payoff of outstanding short-term borrowings upon the issuance of senior notes and a reduced requirement for short-term borrowings. In 1994 interest on short-term borrowings increased $0.2 million due to increased borrowings at higher interest rates. The increase in 1993 bond interest was partially offset by a $0.3 million reduction in interest on short-term debt due to reduced borrowings. Interest coverage of long-term debt before income taxes was 3.2 in each of the three years.

Other Income.   Other income increased 129% in 1995 to $0.9 million.  Other income was $0.4 million in 1994 and $0.3 million in 1993. Other income is derived from management contracts under which the Company operates three municipally owned water systems, agreements for operation of two reclaimed water systems, billing services provided to various cities, interest on short-term investments and other nonutility sources. The Company intends to continue to pursue opportunities to expand these revenue sources. Additional information regarding other income is provided on page 9 of this report.

Interest earned on temporary investment of excess funds generated from operations and from the senior notes sale totaled $0.2 million. At year-end 1995, temporary investments were $4.5 million. There were no temporary investments at the end of 1994 or 1993. Income from the various operating and billing contracts was $0.7 million in 1995, $0.4 million in 1994 and $0.3 million in 1993.


LIQUIDITY AND CAPITAL RESOURCES


Liquidity.   The Company's liquidity is primarily provided by utilization of a short-term $30 million bank line of credit as described in Note 3 to the financial statements and by internally generated funds. Internally generated fund sources include retention of a portion of earnings, depreciation and deferred income taxes.

Because of the seasonal nature of the water business, the need for short-term borrowings under the line of credit generally increase during the first six months of the year. With increased summer usage, cash flow from operations increases and bank borrowings can be paid down. The bank credit line was temporarily increased to $40 million during the bond refinancing periods in May and November 1993 to allow for short-term cash requirements between the calling of bonds and the issuance of new bonds.

The Company believes that long-term financing is available to it through equity and debt markets. In 1995, Standard & Poor's and Moody's maintained their bond ratings of AA- and Aa3, respectively, on the Company's first mortgage bonds. Long-term financing, which includes issuance of common stock, first mortgage bonds, senior notes and other debt securities is used to replace short-term borrowings and fund construction. Developer advances and contributions are also received for various construction projects.

During August 1995, Series A, 7.28%, 30-year senior notes were issued. The proceeds from the issue were used to repay outstanding bank borrowings, redeem upon maturity on November 1 the outstanding $2,565,000 Series
J, first mortgage bonds, and to fund the 1995 construction program.

In 1995 under the Dividend Reinvestment Plan (Plan), 22,317 new common shares were issued to shareholders who elected to reinvest their third and fourth quarter dividends. Issuance of the new shares increased shareholders equity by $0.7 million. Shares required for the first and second quarter dividends were purchased on the open market and redistributed to Plan participants.
The Company intends to continue to issue new shares required for the Plan's quarterly dividend reinvestments. The change to issuing new shares will reduce cash required to fund quarterly dividend payments by about $1.4 million annually, based on current shareholder participation of about 11% in the Plan. Issuance of the additional shares will have a dilutive effect on earnings per share calculations because of the added shares outstanding, and upon existing equity of shareholders not participating in the Plan.

The sale of 550,000 common shares was completed in September 1994 at an offer price of $33.375. Proceeds of $17.4 million, net of underwriters commissions and issuance costs, were used to repay $15.5 million of short-term bank borrowings which had been incurred to fund the 1994 construction program and for temporary working capital requirements. For the first quarter 1994 dividend, 8,280 new common shares were issued for the reinvestment plan.

A major refinancing program was completed in 1993. Eight series of first mortgage bonds in the principal amount of $49,593,000 and bearing coupons ranging from 8.6% to 12-7/8% were called prior to maturity using a portion of the proceeds from the sale of three $20 million dollar bond issues:
Series EE, 7.9%, first mortgage bonds issued in June 1993, Series FF, 6.95%, bonds issued in October 1993 and Series GG, 6.98%, bonds issued in November 1993. Interest savings from the refinancing will be approximately $1.9 million annually.


Capital Requirements.   Capital requirements consist primarily of new
construction expenditures for expanding and replacing the Company's utility plant facilities. They also include refunds of advances for construction and retirement of bonds.

During 1995, utility plant expenditures totaled $27.3 million compared to $28.3 million in 1994. The expenditures included $20.0 million provided by Company funding and $7.3 million received from developers through refundable advances and contributions in aid of construction. Company funded expenditures were in the following areas: wells, pumping and water treatment equipment, and storage facilities, $5.3 million; distribution systems, $7.2 million; services and meters, $5.0 million; equipment, $2.5 million. Company projects were funded through cash generated from operations, the use of the short-term line of credit and the proceeds from the senior notes issue.

The 1996 Company construction program has been authorized by the Directors for $22.2 million. Expenditures are expected to be in the following areas: wells, pumping and water treatment equipment, and storage facilities, $4.8 million; distribution systems, $10.0 million; services and meters, $5.0 million; and equipment, $2.4 million. The funds for this program are expected to be provided by cash from operations, bank borrowings and the remaining proceeds from the senior notes sale. New subdivision construction will be financed generally by developers refundable advances and contributions. Company funded construction budgets over the next five years are projected to be $110 million.

Capital Structure.   The Company's total capitalization at December 31, 1995
and 1994 was $296.0 million and $276.9 million, respectively. Capital ratios were:

                     1995    1994

Common equity       49.7%   52.2%
Preferred stock      1.2%    1.3%
Long-term debt      49.1%   46.5%

The decrease in the common equity percentage from 1994 to 1995 and the corresponding increase in the long-term debt percentage were primarily caused by the sale of $20 million senior notes, completed in August 1995.

The 1995 return on year-end common equity was 10.2% compared with 10.6% in 1994 and 12.4% in 1993.

Balance Sheet

December 31,                                       1995               	1994
(In thousands)

ASSETS

Utility plant:
Land                                         $    7,320	          $    6,904
Depreciable plant and equipment                	572,799	             549,044
Construction work in progress                     3,615	               2,589
Intangible assets                                   658	                 643
Total utility plant                             584,392	             559,180
Less depreciation                              	162,217	             151,285
Net utility plant                               422,175	             407,895

Current assets:
Cash and cash equivalents                         6,273	               1,301
Accounts receivable:
Customers                                        10,747	               9,121
Other                                             2,916	               2,606
Unbilled revenue                                  6,306	               5,992
Materials and supplies at average cost            2,518                3,018
Taxes and other prepaid expenses                  3,949	               3,927
Total current assets                             32,709	              25,965

Other assets:
Regulatory assets                                25,316	              24,135
Unamortized debt premium and expense              4,162	               4,247
Other                                               521	                 552
Total other assets                               29,999	              28,934
                                               $484,883	           $ 462,794

See accompanying notes to financial statements.







December 31,                                       1995	                1994
(In thousands)

CAPITALIZATION AND LIABILITIES

Capitalization:
Common stock                                   $ 43,507            $  42,800
Retained earnings                               103,442	             101,647
Total common shareholders equity                146,949	             144,447
Preferred stock without mandatory
redemption provision                              3,475	               3,475
Long-term debt                                  145,540	             128,944
Total capitalization                            295,964	             276,866

Current liabilities:
Short-term borrowings                                 0                7,000
Accounts payable                                 14,807	              12,231
Accrued taxes                                     2,104	               1,127
Accrued interest                                  1,979	               1,788
Other accrued liabilities                         6,940	               6,548
Total current liabilities                        25,830	              28,694

Unamortized investment tax credits                3,352	               3,265
Deferred income taxes                            14,056	              12,445
Regulatory liabilities                           11,467               11,467
Advances for construction                        94,100	              92,190
Contributions in aid of construction             40,114	              37,867
                                               $484,883	            $462,794

Statement of income

For the years ended December 31,                      1995      1994     1993
(In thousands, except per share data)

Operating revenue                                 $165,086  $157,271 $151,716
Operating expenses:
Operations:
Purchased water                                     46,370    42,812   38,454
Purchased power                                     12,689    12,641   11,852
Pump taxes                                           3,151     2,859    2,601
Administrative and general                          19,989    18,210   16,910
Other                                               21,635    20,405   19,718
Maintenance                                          7,722     7,855    7,250
Depreciation                                        11,436    10,958   10,304
Income taxes                                         9,850     9,600   10,600
Property and other taxes                             6,852     6,426    6,172
Total operating expenses                           139,694   131,766  123,861
Net operating income                                25,392    25,505   27,855
Other income and expenses, net                         768       287      273
Income before interest expense                      26,160    25,792   28,128

Interest expense:
Long-term debt interest                             10,984    10,557   11,992
Other interest                                         478       827      635
Total interest expense                              11,462    11,384   12,627
Net income                                       $  14,698 $  14,408 $ 15,501

Earnings per share of common stock               $    2.33 $    2.44 $   2.70
Average number of common shares outstanding          6,253     5,838    5,689

See accompanying notes to financial statements.

Statement of common shareholders equity


                                             common
                                             shares   common retained
For the years ended December 31,        outstanding    stock earnings    total
(In thousands, except shares)

Balance at December 31, 1992              5,688,754  $25,059 $ 94,515 $119,574
Net income                                                     15,501   15,501
Dividends paid:
preferred stock                                                   153      153
common stock                                                   10,923   10,923
Total dividends paid                                           11,076   11,076
Income reinvested in business                                   4,425    4,425

Balance at December 31, 1993              5,688,754   25,059   98,940  123,999

Net income                                                     14,408   14,408
Dividends paid:
preferred stock                                                   153      153
common stock                                                   11,548   11,548
Total dividends paid                                           11,701   11,701
Income reinvested in business                                   2,707    2,707
Dividend reinvestment                         8,280      304        0      304
Issuance of common stock                    550,000   17,437        0   17,437

Balance at December 31, 1994              6,247,034   42,800  101,647   144,447

Net income                                                     14,698   14,698
Dividends paid:
preferred stock                                                   153      153
common stock                                                   12,750   12,750
Total dividends paid                                           12,903   12,903
Income reinvested in business                                   1,795    1,795
Dividend reinvestment                         22,317     707        0      707

Balance at December 31, 1995               6,269,351 $43,507 $103,442 $146,949

See accompanying notes to financial statements.

Statement of cash flows

For the years ended December 31,                    1995       1994      1993
(In thousands)

Operating activities:
Net income                                      $ 14,698   $ 14,408  $ 15,501
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation                                      11,436     10,958    10,304
Deferred income taxes and investment
tax credits, net                                   1,698      1,324    12,355
Regulatory assets and liabilities, net            (1,181)      (731)  (11,937)

Changes in operating assets and liabilities:
Accounts receivable                               (1,936)    (2,326)      908
Unbilled revenue                                    (314)     1,556      (804)
Accounts payable                                   2,576        997     2,124
Other current liabilities                          1,560       (825)   (1,338)
Other changes, net                                 1,258        130       247
Net adjustments                                   15,097     11,083    11,859
Net cash provided by operating activities         29,795     25,491    27,360

Investing activities:
Utility plant expenditures                       (27,250)   (28,275)  (28,829)

Financing activities:
Net short-term borrowings                         (7,000)    (8,000)    3,500
Proceeds from issuance of long-term debt          20,000          0    60,000
Proceeds from issuance of common stock               707     17,741         0
Advances for construction                          5,368      4,980     5,024
Refunds of advances for construction              (3,524)    (3,565)   (3,428)
Contributions in aid of construction               3,183      3,833     3,402
Retirements of first mortgage bonds
including premiums                                (3,404)      (664)  (55,391)
Dividends paid                                   (12,903)   (11,701)  (11,076)
Net cash provided by financing activities          2,427      2,624     2,031
Change in cash and cash equivalents                4,972       (160)      562
Cash and cash equivalents at beginning of year     1,301      1,461       899
Cash and cash equivalents at end of year       $   6,273  $   1,301  $  1,461

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest (net of amounts capitalized)           $ 11,050   $ 11,165   $12,763
Income taxes                                    $  8,258   $ 10,950   $ 9,188

See accompanying notes to financial statements.

Notes to financial statements
December 31, 1995, 1994 and 1993


Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Company are maintained in accordance with the uniform system of accounts prescribed by the California Public Utilities Commission (Commission). Certain prior years' amounts have been reclassified, where necessary, to conform to the current presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue.   Revenue consists of monthly cycle customer billings for water service at rates authorized by the Commission. Revenue from metered accounts includes unbilled amounts based on the estimated usage from the latest meter reading to the end of the accounting period. Flat rate accounts which are billed at the beginning of the service period are included in revenue on a prorated basis for the portion applicable to the current accounting period.

In October 1991, the Commission issued a decision on its investigation into the effects of the drought on water utilities which permitted the Company to recover revenue lost through water conservation as recorded in memorandum accounts. In March 1994, the Commission closed all voluntary conservation memorandum accounts. In 1993, $2,904,000 was recorded as lost water conservation revenue and accrued in unbilled revenue, while $2,631,000 was recovered through customer surcharges and penalty charge transfers from customers who had exceeded their monthly allotments. In 1994, $32,000 was recorded as lost water conservation revenue and accrued in unbilled revenue, while $1,445,000 was recovered through customer surcharges and penalty charge transfers. As of December 31, 1994, $1,011,000 of lost water conservation revenue remained in unbilled revenue. In 1995, $351,000 was recovered through customer surcharges while $163,000 was written-off as unrecoverable revenue.
As of December 31, 1995, $497,000 of lost water conservation revenue remained in unbilled revenue. Commission authorization to collect the unbilled revenue is anticipated to be granted in current rate case proceedings.

Utility Plant.   Utility plant is carried at original cost when first
constructed or purchased, except for certain minor units of property recorded at estimated fair values at dates of acquisition. Cost of depreciable plant retired is eliminated from utility plant accounts and such costs are charged against accumulated depreciation. Maintenance of utility plant, other than transportation equipment, is charged to operation expenses. Maintenance and depreciation of transportation equipment are charged to a clearing account and subsequently distributed primarily to operations. Interest is capitalized on plant expenditures during the construction period and amounted to $207,000 in 1995, $195,000 in 1994 and $141,000 in 1993.

Intangible assets arising during the period of initial development of the Company and those acquired as parts of water systems purchased are stated at amounts as prescribed by the Commission. All other intangibles have been recorded at cost.

Long-Term Debt Premium, Discount and Expense.   The discount and expense on
long-term debt is being amortized over the original lives of the related debt issues. Premiums paid on the early redemption of certain debt issues and unamortized original issue discount and expense of such issues are amortized over the life of new debt issued in conjunction with the early redemption.

Cash Equivalents.   Cash equivalents include highly liquid investments,
primarily U.S. Treasury and U.S. Government agency interest bearing securities, stated at cost with original maturities of three months or less. As of December 31, 1995 and 1994, cash equivalents were $4,659,000 and $124,000, respectively.

Depreciation.   Depreciation of utility plant for financial statement purposes is computed on the straight-line remaining life method at rates based on the estimated useful lives of the assets. The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances was 2.4% in 1995, 1994 and 1993. For income tax purposes, the Company computes depreciation using the accelerated methods allowed by the respective taxing authorities.

Advances for Construction.   Advances for construction of water main extensions
are primarily refundable to depositors without interest over a 20-year or 40-year period. Refund amounts under the 20-year contracts are based on annual revenues from the extensions. Unrefunded balances at the end of the contract period are credited to Contributions in Aid of Construction and are no longer refundable. Refunds on contracts entered into since 1982 are made in equal annual amounts over 40 years. Estimated refunds for 1996 for all water main extension contracts are $3,800,000.

Income Taxes.   The Company accounts for income taxes using the asset and
liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Measurement of the deferred tax assets and liabilities is at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

It is anticipated that future rate action by the Commission will reflect revenue requirements for the tax effects of temporary differences recognized which have previously been flowed through to customers.

The Commission has granted the Company customer rate increases to reflect the normalization of the tax benefits of the federal accelerated methods and available investment tax credits (ITC) for all assets placed in service after 1980. ITC are deferred and amortized over the lives of the related properties.

Advances for Construction and Contributions in Aid of Construction received from developers subsequent to 1986 are taxable for federal income tax purposes, and subsequent to 1991, subject to state income tax.

Earnings per Share.   Earnings per share are calculated using the weighted
average number of common shares outstanding during the year after deducting dividend requirements on preferred stock.


NOTE 2.  PREFERRED AND COMMON STOCK

As of December 31, 1995, 380,000 shares of preferred stock were authorized. Dividends on outstanding shares are payable quarterly at a fixed rate before any dividends can be paid on common stock. Preferred shares are entitled to eight votes each with the right to cumulative votes at any elections of directors.

The outstanding 139,000 shares of $25 par value cumulative, 4.4% Series C, preferred shares are not convertible to common stock. A premium of $243,250 would be due upon voluntary liquidation of Series C. There is no premium in the event of an involuntary liquidation.

The Company is authorized to issue 8,000,000 shares of no par value common stock. In September 1994, the Company sold 550,000 common shares in a public offering with net proceeds of $17,437,000. As of December 31, 1995 and 1994, 6,269,351 and 6,247,034 shares, respectively, of common stock were issued and outstanding. All shares of common stock are eligible to participate in the Company's dividend reinvestment plan. Approximately 11% of shareholders participate in the plan. New shares of common stock of 22,317 and 8,280 were issued in 1995 and 1994, respectively.


NOTE 3.  SHORT-TERM BORROWINGS

As of December 31, 1995, the Company maintained a bank line of credit providing unsecured borrowings of up to $30,000,000 at the prime lending rate or lower rates as quoted by the bank. The agreement does not require minimum or specific compensating balances. The following table represents borrowings under the bank line of credit.


                                                   Dollars in Thousands
                                                1995     1994     1993

Maximum short-term borrowings                $13,000  $21,500  $33,500
Average amount outstanding                     5,142   13,196   11,746
Weighted average interest rate                 7.26%     5.4%    4.31%
Interest rate at December 31                       -    7.38%    4.38%


NOTE 4.  LONG-TERM DEBT

As of December 31, 1995 and 1994 long-term debt outstanding was:

                                                       In Thousands
                                                   1995           1994

First Mortgage Bonds:
Series J,  4.85% due 1995                      $      0   $      2,565
Series K,  6.25% due 1996                         2,565          2,580
Series L,  6.75% due 1997                         2,150          2,164
Series P, 7.875% due 2002                         2,655          2,670
Series S,  8.50% due 2003                         2,670          2,685
Series BB, 9.48% due 2008                        17,100         17,280
Series CC, 9.86% due 2020                        19,300         19,500
Series DD, 8.63% due 2022                        19,700         19,800
Series EE, 7.90% due 2023                        19,800         19,900
Series FF, 6.95% due 2023                        19,800         19,900
Series GG, 6.98% due 2023                        19,800         19,900
                                                125,540        128,944
Senior Notes:
Series A, 7.28%  due 2025                        20,000              0
Total long-term debt                           $145,540       $128,944

The first mortgage bonds are held by institutional investors and secured by substantially all of the Company's utility plant. Aggregate maturities and sinking fund requirements for each of the succeeding five years 1996 through 2000 are $3,197,000, $2,758,000, $620,000, $2,240,000 and $2,240,000
respectively.

The senior notes are held by institutional investors and are unsecured and require interest only payments until maturity.


NOTE 5.  INCOME TAXES

Income tax expense consists of the following:

                                                        In Thousands
                                                federal    state    total

1995
Current                                          $6,839   $2,729   $9,568
Deferred                                          1,161    (879)      282
Total                                            $8,000   $1,850   $9,850

1994
Current                                          $6,492   $2,567   $9,059
Deferred                                            908    (367)      541
Total                                            $7,400   $2,200   $9,600

1993
Current                                          $6,800   $2,408   $9,208
Deferred                                          1,400      (8)    1,392
Total                                            $8,200   $2,400  $10,600

Income tax expense computed by applying the current federal tax rate of 35% to pretax book income differs from the amount shown in the Statement of Income. The difference is reconciled in the table below:

                                                        In Thousands
                                                   1995     1994     1993

Computed expected tax expense                    $8,592   $8,401   $9,135
Increase (reduction) in taxes due to:
State income taxes net of federal tax benefit     1,203    1,444    1,565
Investment tax credits                            (132)    (132)    (100)
Other                                               187    (113)        0
Total income tax                                 $9,850   $9,600  $10,600


The components of deferred income tax expense in 1995, 1994 and 1993 were:

                                                        In Thousands
                                                   1995     1994     1993

Depreciation                                     $3,854   $3,748   $3,858
Developer advances and contributions             (3,455)  (3,536)  (3,951)
Bond redemption premiums                            (75)     (75)   1,333
Investment tax credits                              (90)     (90)     (72)
Other                                                48      494      224
Total deferred income tax expense                $  282   $  541   $1,392

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented in the following table:

                                                          In Thousands
                                                      1995           1994

Deferred tax assets:
Developer deposits for extension
agreements and contributions in
aid of construction                                $42,316        $37,359
Federal benefit of state tax deductions              3,831          3,895
Book plant cost reduction for future
deferred ITC amortization                            1,805          1,758
Insurance loss provisions                              475            617
Total deferred tax assets                           48,427         43,629

Deferred tax liabilities:
Utility plant, principally due to
depreciation differences                            54,479         47,670
Premium on early retirement of bonds                 1,972          2,081
Other                                                6,032          6,323
Total deferred tax liabilities                      62,483         56,074
Net deferred tax liabilities                       $14,056        $12,445

A valuation allowance was not required during 1995 and 1994. Based on historical taxable income and future taxable income projections over the periods in which the deferred assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deductible differences.


NOTE 6.  EMPLOYEE BENEFIT PLANS

Pension Plan. The Company provides a qualified, defined benefit, noncontributory, pension plan for substantially all employees. The cost of the plan was charged to expense and utility plant. The Company makes annual contributions to fund the amounts accrued for pension cost. Plan assets are invested in mutual funds, pooled equity, bond and short-term investment accounts. The data below includes the unfunded, non-qualified, supplemental executive retirement plan.

Net pension cost for the years ending December 31, 1995, 1994 and 1993 included the following components:

                                                      In Thousands
                                                 1995     1994     1993

Service cost-benefits earned
during the period                             $ 1,265  $ 1,333  $ 1,167
Interest cost on projected obligation           2,360    2,154    2,153
Actual loss (return) on plan assets            (5,817)     627   (3,672)
Net amortization and deferral                   4,220   (2,286)   2,132
Net pension cost                              $ 2,028  $ 1,828  $ 1,780

The following table sets forth the plan's funded status and the plan's accrued assets (liabilities) as of December 31, 1995 and 1994:

                                                       In Thousands
                                                   1995            1994

Accumulated benefit obligation, including
vested benefits of	$25,218 in 1995 and
$19,824 in 1994                                $(25,974)       $(20,329)
Projected benefit obligation                   $(37,271)       $(30,246)
Plan assets at fair value                        33,798          27,833
Projected benefit obligation in
excess of plan assets                            (3,473)         (2,413)
Unrecognized net gain                            (1,991)         (3,540)
Prior service cost not yet recognized
in net periodic pension cost                      3,161           3,543
Remaining net transition obligation at
adoption date January 1, 1987                     1,716           2,002
Accrued pension liability recognized
in the balance sheet                           $   (587)       $   (408)

The projected long-term rate of return on plan assets used in determining pension cost was 8.0% for the years 1995, 1994 and 1993. A discount rate of 7.0% in 1995 and 1993, and 8.0% in 1994 and future compensation increases of 4.5% in 1995, 5.0% in 1994 and 4.75% in 1993 were used to calculate the projected benefit obligations for the respective years.

Savings Plan.   The Company sponsors a 401(k) qualified defined contribution savings plan which allows participants to contribute up to 15% of pre-tax compensation. During 1995, 1994 and 1993 the Company matched fifty cents for each dollar contributed by the employee up to a maximum Company match of 3% of the employees' compensation. Company contributions were $711,000, $678,000 and $606,000 for the years 1995, 1994 and 1993, respectively.

Other Postretirement Plans.   The Company provides substantially all active
employees medical, dental and vision benefits through a self-insured plan. Employees retiring at or after age 58 with 10 or more years of service are offered, along with their spouses and dependents, continued participation in the plan by a payment of a premium. Retired employees are also provided with a $5,000 life insurance benefit.

The Company records the costs of postretirement benefits during the employees years of active service. The Commission has issued a decision which authorizes rate recovery of tax deductible funding of postretirement benefits and permits recording of a regulatory asset for the portion of costs that will be recoverable in future rates.

Net postretirement benefit cost for the years ending December 31, 1995, 1994 and 1993, included the following components:

                                                         In Thousands
                                                   1995     1994     1993

Service cost benefits earned                       $131     $120     $ 85
Interest cost on accumulated
postretirement benefit obligation                   391      326      384
Actual return on plan assets                        (30)      (4)       0
Net amortization of transition obligation           260      228      248
Net periodic postretirement benefit cost           $752     $670     $717

Postretirement benefit expense recorded in 1995, 1994 and 1993, was $507,000, $481,000 and $480,000, respectively. The remaining $671,000 which is recoverable through future customer rates, is recorded as a regulatory asset. The Company intends to make annual contributions to the plan up to the amount deductible for tax purposes. Plan assets are invested in a mutual fund, short-term money market instruments and commercial paper.

The following table sets forth the plan's funded status and the plan's accrued assets (liabilities) as of December 31, 1995 and 1994:

                                                         In Thousands
                                                      1995          1994

Accumulated postretirement benefit obligation:
Retirees                                           $(3,423)      $(2,882)
Other fully eligible participants                     (571)         (366)
Other active participants                           (1,942)       (1,150)
Total                                               (5,936)       (4,398)
Plan assets at fair value                              348           172
Accumulated postretirement benefit
obligation in excess of plan assets                 (5,588)       (4,226)
Unrecognized net (gain) or loss                        697          (668)
Remaining unrecognized transition obligation         4,220         4,468
Net postretirement benefit liability
included in current liabilities                    $  (671)      $  (426)

For 1995 measurement purposes, a 7% annual rate of increase in the per capita cost of covered benefits was assumed; the rate was assumed to decrease gradually to 5% in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $822,000 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1995, by $81,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7% at December 31, 1995, 8% at December 31, 1994 and 7% at December 31, 1993. The long-term rate of return on plan assets was 8% for 1995, 1994 and 1993.


NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

For those financial instruments for which it is practicable to estimate a fair value the following methods and assumptions were used to estimate the fair value.

Cash Equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of the instruments.

Long-term Debt. The fair value of the Company's long-term debt is estimated at $162,427,000 as of December 31, 1995, and $126,584,000 as of December 31,
1994, using a discounted cash flow analysis, based on the current rates available to the Company for debt of similar maturities.

Advances for Construction. The fair value of advances for construction contracts is estimated at $21,000,000 as of December 31, 1995 and 1994, based on data provided by brokers.


NOTE 8.  QUARTERLY FINANCIAL AND COMMON STOCK MARKET DATA (Unaudited)

The Company's common stock has traded on the New York Stock Exchange since April 8, 1994 under the symbol CWT. Prior to April 8, 1994, the common stock was traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol CWTR. There were approximately 6,000 holders of common stock at December 31, 1995. Quarterly dividends have been paid on common stock for 204 consecutive quarters and the quarterly rate has been increased during each year since 1968. The 1995 and 1994 quarterly range of common stock market prices was supplied by The New York Stock Exchange Composite Tape since April 8, 1994, and by NASDAQ for earlier periods.

1995

(In thousands, except per share amounts)      first  second   third  fourth

Operating revenue                           $30,416 $40,371 $53,276 $41,023
Net operating income                          3,685   6,161   9,096   6,450
Net income                                    1,039   3,467   6,472   3,720
Earnings per share                              .16     .55    1.03     .59

Common stock market price range:
High                                         32-3/8  32-5/8  32-7/8  35-1/4
Low                                          29-5/8  29-3/4  29-5/8  32-3/8
Dividends paid                                  .51     .51     .51     .51

1994
                                              first  second   third  fourth

Operating revenue                           $30,579 $40,147 $50,303 $36,242
Net operating income                          4,164   6,892   8,730   5,719
Net income                                    1,395   4,070   5,857   3,086
Earnings per share                              .24     .71    1.02     .49

Common stock market price range:
High                                             41  36-3/4      36  33-1/8
Low                                          34-1/4  33-3/4  32-7/8  29-3/8
Dividends paid                              .49-1/2 .49-1/2 .49-1/2 .49-1/2