Form 10-K405, Exhibit 13
period 1996-12-31
CALIFORNIA WATER SERVICE CO
filed 1997-03-25
CIK 16422


TEN YEAR FINANCIAL REVIEW

(Dollars in thousands except common share and other data)

                                1996     1995     1994     1993     1992     1991      1990     1989     1988     1987

SUMMARY OF OPERATIONS
Operating revenue
Residential                 $134,035 $119,814 $114,751 $111,526 $101,842  $87,560   $90,178  $84,295  $81,404  $82,254
Business                      30,924   28,230   27,023   25,247   23,670   20,759    20,910   19,870   19,480   19,986
Industrial                     6,150    5,836    5,478    5,123    4,925    4,490     5,146    5,166    4,754    4,361
Public authorities             9,023    8,149    7,995    7,396    6,892    5,734     6,412    6,225    6,232    6,491
Other                          2,632    3,057    2,024    2,424    2,476    8,633     1,741    1,932    1,885      693
Total operating revenue      182,764  165,086  157,271  151,716  139,805  127,176   124,387  117,488  113,755  113,785
Operating expenses           152,397  139,694  131,766  123,861  116,031  102,855   101,017   95,150   91,265   90,587
Interest expense, other
 income and expenses, net     11,300   10,694   11,097   12,354   11,245   10,393     9,004    8,566    8,416    8,026
Net income                   $19,067  $14,698  $14,408  $15,501  $12,529  $13,928   $14,366  $13,772  $14,074  $15,172*

COMMON SHARE DATA
Earnings per share             $3.01    $2.33    $2.44    $2.70    $2.18    $2.42     $2.50    $2.40    $2.45    $2.63*
Dividends declared              2.08     2.04     1.98     1.92     1.86     1.80      1.74     1.68     1.60     1.48
Dividend payout ratio            69%      88%      81%      71%      85%      74%       70%      70%      65%      49%
Book value                    $24.44   $23.44   $23.12   $21.80   $21.02   $20.70    $20.08   $19.32   $18.59   $17.72
Market price at year-end       42.00    32.75    32.00    40.00    33.00    28.00     26.75    28.00    25.50    30.00
Common shares outstanding
 at year-end (in thousands)    6,310    6,269    6,247    5,689    5,689    5,689     5,689    5,689    5,672    5,636
Return on common
 shareholders' equity          12.7%    10.2%    10.6%    12.4%    10.4%    11.7%     12.4%    12.4%    13.2%    14.8%
Long-term debt interest
 coverage                        3.6      3.2      3.2      3.2      2.9      3.2       3.6      3.4      3.8      4.3

BALANCE SHEET DATA
Net utility plant           $443,588 $422,175 $407,895 $391,703 $374,613  $349,937 $325,409 $307,802 $289,363 $273,619
Utility plant expenditures    35,683   27,250   28,275   28,829   35,188    34,459   26,861   27,277   23,994   19,511
Total assets                 512,390  497,626  462,794  446,619  403,448   393,609  369,055  339,348  313,561  290,963
Long-term debt               142,153  145,540  128,944  129,608  122,069   103,505  104,905   86,012   86,959   73,930
Capitalization ratios:
Common shareholders' equity    51.4%    49.7%    52.2%    48.2%    48.8%     52.4%    51.3%    55.1%    53.8%    55.6%
Preferred stock                 1.2%     1.2%     1.3%     1.4%     1.4%      1.5%     1.6%     1.8%     1.8%     3.2%
First mortgage bonds           47.4%    49.1%    46.5%    50.4%    49.8%     46.1%    47.1%    43.1%    44.4%    41.2%

OTHER DATA
Water production
  (million gallons)
Wells                         53,372   49,755   50,325   47,205   52,000    48,930   51,329   51,350   48,828   48,097
Purchased                     51,700   49,068   49,300   48,089   40,426    36,686   45,595   45,978   48,254   50,744
Total water production       105,072   98,823   99,625   95,294   92,426    85,616   96,924   97,328   97,082   98,841
Metered customers            298,400  289,200  286,700  282,100  278,700   275,200  272,100  269,200  267,000  261,000
Flat rate Customers           77,700   77,900   78,800   80,800   82,000    82,400   81,200   79,400   77,800   76,800
Customers at year-end        376,100  367,100  365,500  362,900  360,700   357,600  353,300  348,600  344,800  337,800
New customers added            9,000    1,600    2,600    2,200    3,100     4,300    4,700    3,800    7,000    3,600
Revenue per customer            $486     $450     $430     $418     $388      $356     $352     $337     $330     $337
Utility plant per customer    $1,644   $1,592   $1,530   $1,469   $1,406    $1,327   $1,251   $1,198   $1,140   $1,098
Employees at year-end            633      630      624      614      610       593      581      565      550      534

*Net income excludes $2,196 for a change in accounting for unbilled revenue; $.39 is excluded from earnings per share.

Management's discussion and analysis of financial condition and results of operations

BUSINESS

California Water Service Company (Company) is a public utility providing water service to 376,100 customers in 56 California communities through 21 separate water systems or districts. In the Company's 20 regulated systems serving 370,100 customers, shown on the map on page 4, rates and operations are subject to the jurisdiction of the California Public Utilities Commission (Commission). An additional 6,000 customers receive service through a long-term lease of the City of Hawthorne water system, which is not subject to Commission regulation. The Company also has contracts with various municipalities to operate water systems and provide billing services to 27,500 other customers.

The Commission requires that water rates for each regulated district be determined independently. Each summer the Company files general rate increase applications for some of these districts. According to its rate case processing procedures for water utilities, the Commission attempts to issue decisions within eight months of acceptance of a general rate case filing. Commission procedures also allow offset rate adjustments for changes in water production costs through use of expense balancing accounts. Rates for the City of Hawthorne system are established in accordance with an operating agreement and are subject to ratification by the City council. Fees for other operating agreements are based on contracts negotiated among the parties.


RESULTS OF OPERATIONS

Earnings and Dividends. Net income was $19,067,000 in 1996 compared to $14,698,000 in 1995 and $14,408,000 in 1994. Earnings per common share were $3.01 in 1996, $2.33 in 1995 and $2.44 in 1994. Both net income and earnings per share for 1996 represent the highest ever recorded from continuing operations. The weighted average number of common shares outstanding in each of the three years was 6,290,000, 6,253,000 and 5,838,000, respectively.

In January 1996, the Board of Directors increased the dividend rate for the 29th consecutive year. The annual rate paid in 1996 was $2.08 per share, an increase of 2.0% compared with the 1995 dividend of $2.04 per share, which represented an increase of 3.0% over the 1994 dividend of $1.98 per share. The increased dividends were based on projections that the higher dividend could be sustained while still providing the Company with adequate financial flexibility. Earnings not paid as dividends are reinvested in the business. The dividend payout ratio was 69% in 1996 compared with 88% in 1995 and 81% in 1994, an average of 79% for the three-year period. The 19% variation in payout ratios between 1996 and 1995 was primarily attributable to fluctuations in earnings per share. At its January 1997 meeting, the Board of Directors increased the annual dividend three cents to $2.11. This increase, which is less than increases in recent years, is intended to maintain the dividend payout ratio below 1995's 88% level.

Operating Revenue. Operating revenue, which includes revenue from City of Hawthorne customers, was a record $182.8 million in 1996, compared with $165.1 million in 1995 and $157.3 million in 1994. The current year increase was $17.7 million, 11% greater than 1995's revenue. Offset rate adjustments, primarily for purchased water cost increases, added $2.2 million to revenue while general and step rate increases contributed $7.8 million. Increased customer usage added $3.1 million. Average billed water consumption per metered customer was 303 ccf, an increase of 6% for the year. Following a wet first quarter, during which heavy rainfall assured an adequate supply for the year, warm, dry spring and summer weather caused an increase in consumption. In June, rate increases in five districts, representing 47% of the Company's customers, became effective and added significantly to revenue in the second half of the year. The number of customers increased 2.4% for the year due to the addition of the 6,000 City of Hawthorne customers in March and other customers added in existing service areas. Sales to a total of 9,000 new accounts provided $4.6 million in additional revenue.

1995 revenue increased $7.8 million, 5% greater than 1994. Offset rate adjustments, mainly for purchased water cost increases, added $3.8 million
while general and step rate increases contributed $2.2 million.   Increased
customer usage added $1.1 million. Average billed water consumption per metered customer was 286 ccf, an increase of 1 ccf for the year. Only consumption in the fourth quarter exceeded that of the prior year, the first three 1995 quarters recorded usage which was less than 1994's. The consumption pattern reflects 1995's weather. The winter was unusually wet. Rain and cool weather continued through the spring and negatively influenced summer usage. With the exception of August, which showed a slight increase in consumption, all months through the third quarter recorded a sales decline from the prior year. Lack of rain and mild weather in the fourth quarter resulted in increased average customer usage of 14%. Sales to 1,600 new customers accounted for $0.7 million in additional revenue.

Revenue increased $5.6 million in 1994 or 4% over 1993. Step and general rate increases accounted for $4.1 million of added revenue. Offset rate adjustments, primarily for purchased water and pump tax cost increases, added $2.7 million. Average water consumption per customer increased 4%, adding $2.4 million to revenue. During 1993, $2.9 million of rationing loss recoveries were recorded, and as authorized by the Commission, conservation penalties totaling $1.6 million were transferred to revenue to offset undercollections in expense balancing accounts. Because there were no similar revenue sources in 1994, revenue decreased $4.5 million. Sales to 2,600 new customers accounted for $0.9 million in additional revenue.

Operating and Interest Expenses. Operating expenses, which include those for the Hawthorne operation, increased $12.7 million in 1996 and $7.9 million in both 1995 and 1994.

Well production supplied 50.3% of the water delivered to all systems in 1996, while 49.2% was purchased from wholesale suppliers and 0.5% came from the Company's Bear Gulch district watershed. Water production was 105 billion gallons, up 6% from 1995's 99 billion gallons. Production in 1994 was 100 billion gallons. Total cost of water production, including purchased water, purchased power and pump taxes, was $67.3 million in 1996, $62.2 million in 1995, and $58.3 million in 1994. Purchased water expense continued to be the largest component of operating expense at $51.5 million, an increase of $5.1 million. The cost increase was due to wholesale suppliers' rate increases and increased production which resulted in a 5% increase in purchases. Well production increased 8% in 1996 due to increased demand and resulted in a $0.6 million increase in pump taxes; however, purchased power cost decreased $0.6 million due to the availability of less expensive power in several districts. The Bear Gulch watershed yielded 0.5 billion gallons, which was processed through the Company's filter plant, about 75% of the 1995 production. The estimated purchased water savings provided by the watershed was $0.5 million.

Employee payroll and benefits charged to operations and maintenance expense was $31.2 million in 1996 compared with $29.9 million in 1995 and $28.0 million in 1994. The increases in payroll and benefits were attributable to general wage increases effective at the start of each year and additional employees. At year-end 1996, 1995 and 1994, there were 633, 630 and 624 employees, respectively.

Income taxes were $12.2 million in 1996, $9.9 million in 1995, and $9.6 million in 1994. The changes in taxes are generally due to variations in taxable income.

Interest on long-term debt increased $0.7 million in 1996 because of the sale in August, 1995 of $20 million of senior notes that were outstanding for the full year. In 1995, bond interest expense increased $0.4 million because of the senior note sale. Long-term debt interest expense decreased $1.4 million in 1994 due to the bond refinancing program completed at lower
interest rates in 1993.   Long-term financing is discussed further under the
caption Liquidity and Capital Resources.

Interest on short-term bank borrowings in 1996 decreased $0.2 million.
The expense reduction reflects a reduced requirement for short-term borrowings due to increased water sales, which resulted in an improved cash flow and funds available in 1996 from the 1995 senior note sale. Interest on short-term bank borrowings decreased $0.3 million in 1995, despite higher short-term rates during 1995 compared to 1994. The reduction in the expense reflects the payoff of outstanding short-term bank borrowings upon the issuance of senior notes and a reduced short-term borrowing need. In 1994 interest on short-term borrowings increased $0.2 million due to increased borrowings at higher interest rates. Due to improved earnings, interest coverage of long-term debt before income taxes was 3.6 in 1996. Coverage was 3.2 in 1995 and 1994.

Other Income. Other income is derived from management contracts under which the Company operates three municipally-owned water systems, contracts for operation of three privately owned water systems, agreements for operation of two reclaimed water systems, billing services provided to various cities, property leases, other nonutility sources and interest on short-term investments. Total other income was $0.9 million, the same as in 1995. In 1994, it was $0.4 million. Income from the various operating and billing contracts was $0.8 in 1996, $0.7 in 1995, and $0.4 million in 1994.

Interest earned on temporary investments decreased $0.2 million in 1996 from 1995. Following the August, 1995 senior note issue, available funds generated significant interest income. This source for temporary investments was not available in 1996. There were $4.5 million in temporary investments at the end of 1995, but none at the end of 1996 or 1994.


CORPORATE STRUCTURE

In November 1996, the Company announced its intention to form a holding company. Shareholders will vote on this proposal at their annual meeting on April 16, 1997. In January 1997, the Company also announced plans to effect a two-for-one common stock split. The split will be accomplished, together with a proportionate adjustment of preferred stock voting rights, during formation of the holding company by a planned conversion of each common share of California Water Service Company stock into two shares of the holding company. By approving the holding company structure, shareholders will also approve the stock split.

The Company intends to continue to explore opportunities to expand operating and other revenue sources. The opportunities could include system acquisitions, contracts similar to the City of Hawthorne arrangement, operating contracts, billing contracts and other utility related services. The Company believes that a holding company structure will make the Company more competitive in providing nonregulated utility services, which would not be subject to Commission jurisdiction.

RATES AND REGULATION

During 1996, general rate case applications were filed with the Commission for two districts, Livermore and Palos Verdes, which represent about 11% of the Company's customers, requesting a return on common equity (ROE) of 12.05%. In January, the Company and the Commission staff stipulated to a 10.35% ROE. A final decision from the Commission is expected during the second quarter after which the new rates for the two districts will become effective. Additional 1997 revenue from the decision is estimated to be $1.6 million with provisions for step rate increases to become effective in the next three years. The Commission also authorized increases for 1997 in various districts totaling $1.6 million for step rate increases, $0.8 million for undercollection of expense balancing accounts and another $1.5 million in 1998.

The Commission's decision on the Company's 1995 rate case filing was effective in June, 1996. The decision, which involved five districts representing 47% of the Company's customers, authorized an ROE of 10.3%. It is estimated to provide $5.4 million of added revenue during the first full year, including $1.2 million of step rate increases which were effective at the start of 1996. Over a four year period, the decision will provide about $10.6 million in new revenue. The decision includes a provision to accelerate recovery of the Company's utility plant investment, resulting in an annualized depreciation rate of about 2.6% for the five districts. Historically, the Company's annual depreciation rate has been 2.4% of utility plant.

During 1997, 14 districts are eligible for rate increase filings. The Company will review the earnings levels in those districts and file for additional rate consideration as appropriate.

WATER SUPPLY

The Company's source of supply varies among the 21 operating districts. Some districts obtain all of their supply from wells, other districts obtain all of their supply from wholesale suppliers and other districts obtain their supply from both sources. In each of the past three years, approximately half of the total Company supply has been pumped from Company-owned wells and half purchased from wholesale suppliers. Total water production for 1996, 1995 and 1994 was 105,072, 98,823 and 99,625 million gallons, respectively.

Generally, between mid-spring and mid-fall, there is little precipitation in the Company's service areas. Water demand is highest during the warm, dry summer period, and less in the cool, wet winter. Rain and snow during the winter months replenish underground water basins and fill reservoirs, providing the water supply for subsequent delivery to customers. Snow and rainfall accumulation during the 1996-97 winter have exceeded normal levels, and on a statewide basis, average precipitation has been above 125% of normal. Water storage in state reservoirs exceeds historic levels. The Company believes that its source of supply from both underground aquifers and purchased sources is adequate to meet customer demands in 1997.


ENVIRONMENTAL MATTERS

The Company is subject to regulations of the United States Environmental Protection Agency (EPA), the California Department of Health Services and various county health departments concerning water quality matters. It is also subject to the jurisdiction of various state and local regulatory agencies relating to environmental matters, including handling and disposal of hazardous materials.

The Company believes it is in compliance with all monitoring and treatment requirements set forth by the various agencies. In the past several years, substantially all of the Company's wells have been equipped with chlorinators which provide disinfection of water extracted from underground sources. The cost of the new treatment is being recovered in customer rates as authorized by the Commission. Water purchased from wholesale suppliers is treated before delivery to the Company. The Company operates two treatment plants that process surface water supplies.

The various regulatory agencies could require increased monitoring and possibly additional treatment of water supplies. If this occurs, the Company intends to request recovery for additional treatment costs through the rate application process.

During 1996, amendments were enacted by Congress to the Safe Drinking
Water Act. The revised law provides improvements in establishing regulations for potential contaminants. Among the considerations by EPA in determining whether to regulate a particular substance are the impact on public health, the likelihood of the contaminant's occurrence and a cost/benefit analysis. The Company believes the amended law provides a prudent approach to safeguarding potable water supplies.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company's liquidity is primarily provided by utilization of a short-term $30 million bank line of credit as described in Note 3 to the financial statements and by internally generated funds. Sources of internally generated funds include retention of a portion of earnings, depreciation and deferred income taxes.

Because of the seasonal nature of the water business, the need for short-term borrowings under the line of credit generally increases during the first six months of the year. With increased summer usage, cash flow from operations increases and bank borrowings can be repaid. The Company's bank line of credit has on prior occasions been temporarily increased to $40 million, although the larger amount has not been drawn upon.

The Company believes that long-term financing is available to it through equity and debt markets. Standard & Poor's and Moody's have maintained their bond ratings of AA- and Aa3, respectively, on the Company's first mortgage bonds. Long-term financing, which includes issuance of common stock, first mortgage bonds, senior notes and other debt securities is used to replace short term borrowings and fund construction. Developer advances for construction and contributions in aid of construction are also received for various construction projects.

No long-term financing was completed in 1996. However, the Company did receive Commission approval for up to $115 million of debt and/or equity financing over a three year period. This financing may be used to fund construction programs, retire maturing long-term debt obligations and repay short-term borrowings. During August 1995, $20 million of Series A, 7.28%, 30-year senior notes were issued. The proceeds from the issue were used to repay outstanding bank borrowings, redeem upon maturity on November 1 the outstanding $2,565,000 Series J first mortgage bonds and fund the 1995 construction program.

In 1996, under the Dividend Reinvestment Plan (Plan), 40,219 new common shares were issued to shareholders who elected to reinvest their dividends, providing the Company with $1.4 million in additional equity. In 1995, 22,317 new shares were issued under the Plan during the third and fourth quarters providing equity of $0.7 million. Reinvestment shares required for the 1995 first and second quarter dividends and for three 1994 quarters were purchased on the open market and redistributed to Plan participants. Under the Plan, the Company may satisfy the reinvestment requirement by issuing new shares or purchasing shares on the open market and redistributing them to Plan participants. Issuance of new shares reduces cash required to fund quarterly dividend payments by about $1.4 million annually, based on current shareholder participation of 11% in the Plan. Issuance of additional shares will have a minor dilutive effect on earnings per share calculations because of the added shares outstanding, and upon existing equity of shareholders not participating in the Plan.

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

During 1996, utility plant expenditures totaled $35.7 million compared to $27.3 million in 1995. The expenditures included $27.6 million provided by Company funding and $8.1 million received from developers through refundable advances and contributions in aid of construction. Company funded expenditures were in the following areas: wells, pumping and water treatment equipment and storage facilities, $6.3 million; distribution systems, $8.7 million; services and meters, $4.6 million; equipment, $1.5 million; and City of Hawthorne lease, $6.5 million. Company projects were funded through cash generated from operations, the use of the short-term line of credit and the proceeds from the senior notes issued in August 1995.

The 1997 Company construction program has been authorized by the Board of Directors for $23.2 million. Expenditures are expected to be in the following areas: wells, pumping and water treatment equipment and storage facilities, $6.8 million; distribution systems, $7.9 million; services and meters, $5.4 million; and equipment, $3.1 million. The funds for this program are expected to be provided by cash from operations, bank borrowings and long-term debt financing. New subdivision construction will be financed primarily by developers' refundable advances and contributions. Company funded construction budgets over the next five years are projected to total $115 million.

Since 1986, proceeds received from developers for installation of new facilities have been subject to income tax. During 1996, Congress enacted legislation which exempted from taxable income proceeds received from developers to fund advances for construction and contributions in aid of construction. As part of the legislation, future water utility plant additions will generally be depreciated for tax purposes on a straight-line, 25-year life basis. The federal tax exemption of developer funds will reduce the Company's cash flow requirement for income taxes. Developer advances remain subject to California income tax.

Capital Structure. The Company's total capitalization at December 31, 1996 and 1995 was $299.9 million and $296.0 million, respectively. Capital ratios were:

                           1996      1995

Common equity             51.4%     49.7%
Preferred stock            1.2%      1.2%
Long-term debt            47.4%     49.1%


The increase in the common equity percentage from 1995 to 1996 and the corresponding decrease in the long-term debt percentage were primarily caused by strong earnings in 1996 which contributed to shareholders' equity, the issuance of new shares under the Dividend Reinvestment Plan and the retirement of Series K, first mortgage bonds along with the annual bond sinking fund payments in November, 1996.

The 1996 return on average common equity was 12.7% compared with 10.2% in 1995 and 10.6% in 1994.


balance sheet

December 31,                                             1996           1995
(In thousands)

ASSETS

Utility plant:
Land                                               $    7,536     $    7,320
Depreciable plant and equipment                       600,329        572,799
Construction work in progress                           3,300          3,615
Intangible assets                                       7,267            658
Total utility plant                                   618,432        584,392
Less depreciation and amortization                    174,844        162,217
Net utility plant                                     443,588        422,175

Current assets:
Cash and cash equivalents                               1,368          6,273
Accounts receivable:
Customers                                              11,437         10,747
Other                                                   1,528          2,916
Unbilled revenue                                        5,577          6,306
Materials and supplies at average cost                  2,324          2,518
Taxes and other prepaid expenses                        4,537          3,949
Total current assets                                   26,771         32,709

Other assets:
Regulatory assets                                      37,556         38,059
Unamortized debt premium and expense                    3,943          4,162
Other                                                     532            521
Total other assets                                     42,031         42,742
                                                     $512,390       $497,626


See accompanying notes to financial statements.

                                                         1996           1995

CAPITALIZATION AND LIABILITIES

Capitalization:
Common stock                                         $ 44,941       $ 43,507
Retained earnings                                     109,285        103,442
Total common shareholders' equity                     154,226        146,949
Preferred stock without mandatory
 redemption provision                                   3,475          3,475
Long-term debt                                        142,153        145,540
Total capitalization                                  299,854        295,964

Current liabilities:
Short-term borrowings                                   7,500             -
Accounts payable                                       14,692         14,807
Accrued taxes                                           3,002          2,104
Accrued interest                                        1,947          1,979
Other accrued liabilities                               7,653          6,940
Total current liabilities                              34,794         25,830

Unamortized investment tax credits                      3,086          3,352
Deferred income taxes                                  23,736         25,639
Regulatory liabilities                                 12,627         12,627
Advances for construction                              95,226         94,100
Contributions in aid of construction                   43,067         40,114
                                                     $512,390       $497,626

statement of income

for the years ended December 31,                1996        1995        1994
(In thousands, except per share data )

Operating revenue                           $182,764    $165,086    $157,271
Operating expenses:
Operations:
Purchased water                               51,514      46,370      42,812
Purchased power                               12,075      12,689      12,641
Pump taxes                                     3,753       3,151       2,859
Administrative and general                    21,664      19,989      18,210
Other                                         23,000      21,635      20,405
Maintenance                                    8,317       7,722       7,855
Depreciation and amortization                 12,665      11,436      10,958
Income taxes                                  12,150       9,850       9,600
Property and other taxes                       7,259       6,852       6,426
Total operating expenses                     152,397     139,694     131,766
Net operating income                          30,367      25,392      25,505
Other income and expenses, net                   607         768         287
Income before interest expense                30,974      26,160      25,792

Interest expense:
Long-term debt interest                       11,663      10,984      10,557
Other interest                                   244         478         827
Total interest expense                        11,907      11,462      11,384
Net income                                 $  19,067  $   14,698   $  14,408

Earnings per share of common stock         $    3.01  $     2.33   $    2.44
Average number of common shares
outstanding                                    6,290       6,253       5,838


See accompanying notes to financial statements.

statement of common shareholders' equity

                                          common
                                          shares    common   retained
                                     outstanding     stock   earnings    total
(In thousands, except shares)

Balance at December 31, 1993           5,688,754   $25,059   $ 98,940 $123,999
Net income                                                     14,408   14,408
Dividends paid:
Preferred stock                                                   153      153
Common stock                                                   11,548   11,548
Total dividends paid                                           11,701   11,701
Income reinvested in business                                   2,707    2,707
Dividend reinvestment                      8,280       304         -       304
Issuance of common stock                 550,000    17,437         -    17,437
Balance at December 31, 1994           6,247,034    42,800    101,647  144,447

Net income                                                     14,698   14,698
Dividends paid:
Preferred stock                                                   153      153
Common stock                                                   12,750   12,750
Total dividends paid                                           12,903   12,903
Income reinvested in business                                   1,795    1,795
Dividend reinvestment                     22,317       707         -       707
Balance at December 31, 1995           6,269,351    43,507    103,442  146,949

Net income                                                     19,067   19,067
Dividends paid:
Preferred stock                                                   153      153
Common stock                                                   13,071   13,071
Total dividends paid                                           13,224   13,224
Income reinvested in business                                   5,843    5,843
Dividend reinvestment                     40,219     1,434         -     1,434
Balance at December 31, 1996           6,309,570   $44,941   $109,285 $154,226


See accompanying notes to financial statements.

statement of cash flows

for the years ended December 31,                     1996       1995      1994
(In thousands)

Operating activities
Net income                                       $ 19,067   $ 14,698  $ 14,408
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                      12,665     11,436    10,958
Deferred income taxes and investment
tax credits, net                                  (2,169)      1,698     (477)
Regulatory assets and liabilities, net                503    (1,181)     1,070
Changes in operating assets and liabilities:
Accounts receivable                                   698    (1,936)   (2,326)
Unbilled revenue                                      729      (314)     1,556
Accounts payable                                    (115)      2,576       997
Other current liabilities                           1,579      1,560     (825)
Other changes, net                                    235      1,258       130
Net adjustments                                    14,125     15,097    11,083
Net cash provided by operating activities          33,192     29,795    25,491

Investing activities:

Utility plant expenditures
Company funded                                   (27,631)   (20,039)  (20,790)
Developer advances and contributions
in aid of construction                            (8,052)    (7,211)   (7,485)
Net cash used in investing activities            (35,683)   (27,250)  (28,275)

Financing activities:
Net short-term borrowings                           7,500    (7,000)   (8,000)
Proceeds from issuance of long-term debt               -      20,000       -
Proceeds from issuance of common stock              1,434        707    17,741
Advances for construction                           4,998      5,368     4,980
Refunds of advances for construction              (3,631)    (3,524)   (3,565)
Contributions in aid of construction                3,896      3,183     3,833
Retirements of first mortgage
bonds including premiums                          (3,387)    (3,404)     (664)
Dividends paid                                   (13,224)   (12,903)  (11,701)
Net cash provided by (used in) financing
activities                                        (2,414)      2,427     2,624
Change in cash and cash equivalents               (4,905)      4,972     (160)
Cash and cash equivalents at beginning of year      6,273      1,301     1,461
Cash and cash equivalents at end of year        $   1,368  $   6,273  $  1,301

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest (net of amounts capitalized)           $  11,721  $  11,050  $ 11,165
Income taxes                                    $  12,775  $   8,258  $ 10,950


See accompanying notes to financial statements.

notes to financial statements
December 31, 1996, 1995 and 1994

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

Revenue. Revenue consists of monthly customer billings for regulated water service at rates authorized by the Commission and billings to Hawthorne customers. Revenue from metered accounts includes unbilled amounts based on the estimated usage from the latest meter reading to the end of the accounting period. Flat rate accounts which are billed at the beginning of the service period are included in revenue on a pro rata basis for the portion applicable to the current accounting period.

As permitted by the Commission, in 1994, $32,000 was recorded as lost water conservation revenue and accrued in unbilled revenue, while $1,445,000 was recovered through customer surcharges and penalty charge transfers from customers who had exceeded their monthly allotments. In 1995, $351,000 was recovered through customer surcharges while $163,000 was written-off as unrecoverable revenue. As of December 31, 1995, $497,000 of lost water conservation revenue remained in unbilled revenue. In 1996, $175,000 was recovered through customer surcharges while $98,000 was written off as unrecovered revenue. As of December 31, 1996, $224,000 of lost water conservation revenue remained in unbilled revenue which is anticipated to be recovered in 1997.

Utility Plant. Utility plant is carried at original cost when first constructed or purchased, except for certain minor units of property recorded at estimated fair values at dates of acquisition. Cost of depreciable plant retired is eliminated from utility plant accounts and such costs are charged against accumulated depreciation. Maintenance of utility plant, other than transportation equipment, is charged to operation expenses. Maintenance and depreciation of transportation equipment are charged to a clearing account and subsequently distributed, primarily to operations. Interest is capitalized on plant expenditures during the construction period and amounted to $261,000 in 1996, $207,000 in 1995, and $195,000 in 1994.

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

Depreciation. Depreciation of utility plant for financial statement purposes is computed on the straight-line remaining life method at rates based on the estimated useful lives of the assets. The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances was 2.5% in 1996 and 2.4% in 1995 and 1994. For income tax purposes, the Company computes depreciation using the accelerated methods allowed by the respective taxing authorities.

Advances for Construction. Advances for Construction consist of payments received from developers for installation of water production and distribution facilities to serve new developments. Advances are excluded from rate base. Such payments are refundable to the developer without interest over a 20-year or 40-year period. Refundable amounts under the 20-year contracts are based on annual revenues from the extensions. Unrefunded balances at the end of the contract period are credited to Contributions in Aid of Construction and are no longer refundable. Refunds on contracts entered into since 1982 are made in equal annual amounts over 40 years. At December 31,1996, the amounts refundable under the 20-year contracts was $10,888,000 and under 40-year contracts $84,338,000. Estimated refunds in 1997 for all water main extension contracts are $3,800,000.

Contributions in Aid of Construction. Contributions in Aid of Construction represent payments received from developers, primarily for fire protection purposes, which are not subject to refund. Facilities funded by contributions are included in utility plant, but excluded from rate base. Depreciation related to contributions is charged to Contributions in Aid of Construction.

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

Advances for Construction and Contributions in Aid of Construction received from developers subsequent to 1986 are taxable for federal income tax purposes and subsequent to 1991 subject to state income tax. In 1996, the federal tax law changed and a portion of advances and contributions received after June 12, 1996, are nontaxable.

Earnings per Share.   Earnings per share are calculated using the weighted
average number of common shares outstanding during the year after deducting dividend requirements on preferred stock.


NOTE 2.  PREFERRED AND COMMON STOCK

As of December 31, 1996, 380,000 shares of preferred stock were authorized. Dividends on outstanding shares are payable quarterly at a fixed rate before any dividends can be paid on common stock. Preferred shares are entitled to eight votes each with the right to cumulative votes at any elections of directors.

The outstanding 139,000 shares of $25 par value cumulative, 4.4% Series C preferred shares are not convertible to common stock. A premium of $243,250 would be due upon voluntary liquidation of Series C. There is no premium in the event of an involuntary liquidation.

The Company is authorized to issue 8,000,000 shares of no par value common stock. As of December 31, 1996 and 1995, 6,309,570 and 6,269,351 shares, respectively, of common stock were issued and outstanding. All shares of common stock are eligible to participate in the Company's Dividend Reinvestment Plan. Approximately 11% of shareholders participate in the plan. In 1996 and 1995, 40,219 and 22,317, respectively, new shares were issued under the reinvestment plan.


NOTE 3.  SHORT-TERM BORROWINGS

As of December 31, 1996, the Company maintained a bank line of credit providing unsecured borrowings of up to $30,000,000 at the prime lending rate or lower rates as quoted by the bank. The agreement does not require minimum or specific compensating balances. The following table represents borrowings under the bank line of credit.

                                                Dollars in Thousands
                                              1996      1995      1994

Maximum short-term borrowings               $9,500   $13,000   $21,500
Average amount outstanding                   1,662     5,142    13,196
Weighted average interest rate               6.94%     7.26%     5.40%
Interest rate at December 31                 6.98%        -      7.38%


NOTE 4.  LONG-TERM DEBT

As of December 31, 1996 and 1995, long-term debt outstanding was:

                                                     In Thousands
                                                  1996         1995

First Mortgage Bonds:
Series K, 6.25% due 1996                   $         -  $     2,565
Series L, 6.75% due 1997                         2,138        2,150
Series P, 7.875% due 2002                        2,640        2,655
Series S, 8.50%  due 2003                        2,655        2,670
Series BB, 9.48% due 2008                       16,920       17,100
Series CC, 9.86% due 2020                       19,100       19,300
Series DD, 8.63% due 2022                       19,600       19,700
Series EE, 7.90% due 2023                       19,700       19,800
Series FF, 6.95% due 2023                       19,700       19,800
Series GG, 6.98% due 2023                       19,700       19,800
                                               122,153      125,540
Senior Notes:
Series A, 7.28% due 2025                        20,000       20,000
Total long-term debt                       $   142,153  $   145,540


The first mortgage bonds are held by institutional investors and secured by substantially all of the Company's utility plant. Aggregate maturities and sinking fund requirements for each of the succeeding five years 1997 through 2001 are $2,758,000, $620,000, $2,240,000, $2,240,000, and $2,240,000,
respectively.

The senior notes are held by institutional investors, are unsecured and require interest-only payments until maturity.


NOTE 5.  INCOME TAXES

Income tax expense consists of the following:

                                                     In Thousands
                                             Federal     State      Total

1996
Current                                      $ 9,356   $ 3,274    $12,630
Deferred                                         444     (924)      (480)
Total                                        $ 9,800   $ 2,350    $12,150

1995
Current                                      $ 6,839   $ 2,729    $ 9,568
Deferred                                       1,161     (879)        282
Total                                        $ 8,000   $ 1,850    $ 9,850

1994
Current                                      $ 6,492   $ 2,567    $ 9,059
Deferred                                         908     (367)        541
Total                                        $ 7,400   $ 2,200    $ 9,600


Income tax expense computed by applying the current federal tax rate of 35% to pretax book income differs from the amount shown in the Statement of Income. The difference is reconciled in the table below:

                                                    In Thousands
                                               1996       1995      1994

Computed expected tax expense               $10,926    $ 8,592   $ 8,401
Increase (reduction) in taxes due to:
State income taxes net of federal tax
 benefit                                      1,528      1,203     1,444
Investment tax credits                        (119)      (132)     (132)
Other                                         (185)        187     (113)
Total income tax                            $12,150    $ 9,850   $ 9,600


The components of deferred income tax expense in 1996, 1995 and 1994 were:

                                                     In Thousands
                                               1996       1995     1994

Depreciation                                $ 3,544    $ 3,854   $ 3,748
Developer advances and contributions        (3,749)    (3,455)   (3,536)
Bond redemption premiums                       (73)       (75)      (75)
Investment tax credits                         (93)       (90)      (90)
Other                                         (109)         48       494
Total deferred income tax expense           $ (480)    $   282   $   541


The tax effects of differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented in the following table:

                                                         In Thousands
                                                      1996          1995

Deferred tax assets:
Developer deposits for extension agreements
and contributions in aid of construction           $45,901       $40,966
Federal benefit of state tax deductions              4,177         3,909
Book plant cost reduction for future deferred
ITC amortization                                     1,832         1,990
Insurance loss provisions                              286           328
Total deferred tax assets                           52,196        47,193

Deferred tax liabilities:
Utility plant, principally due to depreciation
differences                                         74,407        70,871
Premium on early retirement of bonds                 1,290         1,363
Other                                                  235           598
Total deferred tax liabilities                      75,932        72,832
Net deferred tax liabilities                       $23,736       $25,639


A valuation allowance was not required during 1996 and 1995. Based on historical taxable income and future taxable income projections over the periods in which the deferred assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deductible differences.


NOTE 6.  EMPLOYEE BENEFIT PLANS

Pension Plan. The Company provides a qualified defined benefit, noncontributory pension plan for substantially all employees. The cost of the plan is charged to expense and utility plant. The Company makes annual contributions to fund the amounts accrued for pension cost. Plan assets are invested in mutual funds, pooled equity, bond and short-term investment accounts. The data below includes the unfunded, nonqualified, supplemental executive retirement plan.

Net pension cost for the years ending December 31, 1996, 1995 and 1994 included the following components:

                                                      In Thousands
                                                  1996     1995    1994

Service cost benefits earned during the year   $ 1,543  $ 1,265 $ 1,333
Interest cost on projected obligation            2,583    2,360   2,154
Actual loss (return) on plan assets            (4,784)  (5,817)     627
Net amortization and deferral                    2,789    4,220 (2,286)
Net pension cost                               $ 2,131  $ 2,028 $ 1,828


The following table sets forth the plan's funded status and the plan's accrued assets (liabilities) as of December 31, 1996 and 1995:

                                                           In Thousands
                                                        1996          1995

Accumulated benefit obligation, including vested
benefits of $28,059 in 1996 and $25,218 in 1995    $(28,679)     $(25,974)
Projected benefit obligation                       $(39,296)     $(37,271)
Plan assets at fair value                             38,293        33,798
Projected benefit obligation in excess of plan
assets                                               (1,003)       (3,473)
Unrecognized net gain                                (6,120)       (1,991)
Prior service cost not yet recognized in net
periodic pension cost                                  4,991         3,161
Remaining net transition obligation at adoption
date January 1, 1987                                   1,430         1,716
Accrued pension liability recognized in
the balance sheet                                  $   (702)     $   (587)


The projected long-term rate of return on plan assets used in determining pension cost was 8.0% for the years 1996, 1995 and 1994. A discount rate of 7.4% in 1996, 7.0% in 1995, and 8.0% in 1994 and future compensation increases of 4.5% in 1996 and 1995, and 5.0% in 1994 were used to calculate the projected benefit obligations for the respective years.

Savings Plan. The Company sponsors a 401(k) qualified, defined contribution savings plan that allows participants to contribute up to 15% of pre-tax compensation. The Company matched fifty cents for each dollar contributed by the employee up to a maximum Company match of 3.5% of the employees' compensation in 1996 and 3% of the employees' compensation in 1995 and 1994. Company contributions were $858,000, $711,000, and $678,000 for the years 1996, 1995 and 1994, respectively.

Other Postretirement Plans. The Company provides substantially all active employees with medical, dental and vision benefits through a self-insured plan. Employees retiring at or after age 58 with 10 or more years of service are offered, along with their spouses and dependents, continued participation in the plan by payment of a premium. Retired employees are also provided with a $5,000 life insurance benefit.

The Company records the costs of postretirement benefits during the employees' years of active service. The Commission has issued a decision which authorizes rate recovery of tax deductible funding of postretirement benefits and permits recording of a regulatory asset for the portion of costs that will be recoverable in future rates.

Net postretirement benefit cost for the years ending December 31, 1996, 1995 and 1994, included the following components:

                                                       In Thousands
                                                 1996      1995      1994

Service cost benefits earned                     $166      $131      $120
Interest cost on accumulated
postretirement benefit obligation                 383       391       326
Actual return on plan assets                     (63)      (30)       (4)
Net amortization of transition obligation         278       260       228
Net periodic postretirement benefit cost         $764      $752      $670


Postretirement benefit expense recorded in 1996, 1995 and 1994, was $523,000, $507,000, and $481,000, respectively. $912,000, which is recoverable through future customer rates, is recorded as a regulatory asset. The Company intends to make annual contributions to the plan up to the amount deductible for tax purposes. Plan assets are invested in mutual funds, short-term money market instruments and commercial paper.

The following table sets forth the plan's funded status and the plan's accrued assets (liabilities) as of December 31, 1996 and 1995:

                                                       In Thousands
                                                    1996          1995

Accumulated postretirement benefit obligation:
Retirees                                        $(2,959)      $(3,423)
Other fully eligible participants                  (604)         (571)
Other active participants                        (2,310)       (1,942)
Total                                            (5,873)       (5,936)
Plan assets at fair value                            582           348
Accumulated postretirement benefit
obligation in excess of plan assets              (5,291)       (5,588)
Unrecognized net (gain) or loss                      407           697
Remaining unrecognized transition obligation       3,972         4,220
Net postretirement benefit liability
included in current liabilities                 $  (912)      $  (671)


For 1996 measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered benefits was assumed; the rate was assumed to decrease gradually to 5% in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year, would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $804,000 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1996, by $99,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.4% at December 31, 1996, 7.0% at December 31, 1995 and
8.0% at December 31, 1994. The long-term rate of return on plan assets was 8.0% for 1996, 1995 and 1994.


NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

For those financial instruments for which it is practicable to estimate a fair value the following methods and assumptions were used to estimate the fair value.

Cash Equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of the instruments.

Long-term Debt. The fair value of the Company's long-term debt is estimated at $159,000,000 as of December 31, 1996, and $162,427,000 as of December 31, 1995,
using a discounted cash flow analysis, based on the current rates available to the Company for debt of similar maturities.

Advances for Construction. The fair value of advances for construction contracts is estimated at $21,000,000 as of December 31, 1996 and 1995, based on data provided by brokers.


NOTE 8. QUARTERLY FINANCIAL AND COMMON STOCK MARKET DATA (Unaudited)

The Company's common stock is traded on the New York Stock Exchange under the symbol CWT. There were approximately 6,000 holders of common stock at December 31, 1996. Quarterly dividends have been paid on common stock for 208 consecutive quarters and the quarterly rate has been increased each year since 1968. The 1996 and 1995 quarterly range of common stock market prices was supplied by the New York Stock Exchange Composite Tape.

1996
                                    First    Second    Third    Fourth

(In thousands, except per share amounts)

Operating revenue                 $32,298   $49,048  $59,230   $42,187
Net operating income                4,028     8,698   11,488     6,153
Net income                          1,177     5,836    8,673     3,381
Earnings per share                    .18       .92     1.37       .53

Common stock market price range:
High                               37-1/4    35-5/8   38-1/4    43-3/4
Low                                32-1/2    33-1/2   32-1/2    35-7/8

Dividends paid                        .52       .52      .52       .52


1995
                                    First    Second    Third    Fourth

Operating revenue                 $30,416   $40,371  $53,276   $41,023
Net operating income                3,685     6,161    9,096     6,450
Net income                          1,039     3,467    6,472     3,720
Earnings per share                    .16       .55     1.03       .59

Common stock market price range:
High                               32-3/8    32-5/8   32-7/8    35-1/4
Low                                29-5/8    29-3/4   29-5/8    32-3/8

Dividends paid                        .51       .51      .51       .51